Exhibit 15 (j)

Consolidated Financial Statements of Atos Origin S.A.

The Atos Origin consolidated financial statements were prepared in accordance with accounting principles generally accepted in France. The Atos Origin consolidated financial statements as of and for the fiscal periods ended December 31, 2004 and 2003 were not audited in accordance with generally accepted auditing standards in the United States, and are not covered by the audit report of Deloitte Touche Tohmatsu and Amyot Exco Grant Thornton included as an exhibit to this Form 20-F/A. The audit report relating to the Atos Origin consolidated financial statements of Deloitte Touche Tohmatsu and Amyot Exco Grant Thornton as of and for the year ended December 31, 2002 is included as an exhibit to this Form 20-F/A.

14.1.2 Consolidated Income Statement

(in EUR millions)

	Notes	Period ended	Period ended	Period ended
	(*)	Dec 31st, 2004	Dec 31st, 2003	Dec 31st, 2002
		(Not audited)	(Not audited)
Revenue		5,302.0	3,034.6	3,042.9

Personnel expenses	b	(2,762.0)	(1,667.3)	(1,642.0)
Operating costs and expenses	d	(2,155.2)	(1,119.5)	(1,135.3)

Income from operations		384.8	247.8	265.6
% of revenue		7.3%	8.2%	8.7%

Net financial expense	e	(48.5)	(26.6)	(27.3)

Income from ordinary activities		336.3	221.2	238.3

Non-recurring items	f	(149.6)	(54.9)	(70.8)
Corporate income tax	g	(51.7)	(40.9)	(46.9)

Net income before equity affiliates, minority		135.0	125.4	120.6
interests and amortization of goodwill

Share of income/(losses) of equity affiliates		(0.7)	(0.1)	(0.1)
Minority interests	h	(6.8)	(11.2)	(11.3)

Net income before amortization of goodwill —		127.6	114.1	109.2
Group Share
% of revenue		2.4%	3.8%	3.6%

Amortization of goodwill	k	(117.1)	(283.1)	(38.4)

Net income for the period — Group Share		10.5	(169.0)	70.8

Net earnings per share	i

Weighted average number of shares (**)		65,821,887	45,458,166	43,954,677
Basic earnings per share before amortization of		1.94	2.51	2.48
goodwill (Euros)
Basic earnings per share (Euros)		0.16	(3.72)	1.61

Weighted average diluted number of shares		67,473,784	48,380,433	50,846,590
Diluted earnings per share before amortization of		1.90	2.39	2.15
goodwill (Euros)
Diluted earnings per share (Euros)		0.17	(3.42)	1.39

(*)	See Notes to the consolidated financial statements

(**)	On December 31st, 2002 the ORA bonds issued in consideration for the acquisition of KPMG Consulting in the United Kingdom and the Netherlands were not included in the weighted average number of shares. The ORA bonds were included in the diluted average number of shares.

Atos Origin Annual Report 2004	1

14.1.3 Consolidated Balance Sheet

(in EUR millions)

	Notes	Dec. 31st,	Dec. 31st,	Dec. 31st,
ASSETS	(*)	2004	2003	2002
		(Not audited)	(Not audited)
Goodwill	k	2,030.7	742.3	1,029.1
Other intangible fixed assets	l	128.3	27.1	32.2
Tangible fixed assets	m	232.8	156.0	217.3
Investments	n	26.2	18.3	21.3

Total Fixed Assets		2,418.0	943.6	1,299.9

Trade accounts and notes receivable	o	1,522.5	754.7	871.9
Other receivables, prepayments and accrued income	p	565.4	249.7	264.2
Transferable securities	t	258.6	458.7	133.1
Cash at bank and in hand	t	207.5	65.5	288.7

Total Current Assets		2,554.0	1,528.6	1,557.9

Total Assets		4,972.0	2,472.2	2,857.8

(in EUR millions)

	Notes	Dec. 31st,	Dec. 31st,	Dec. 31st,
LIABILITIES AND SHAREHOLDERS' EQUITY	(*)	2004	2003	2002
		(Not audited)	(Not audited)

Common stock	q	66.9	47.9	44.1
Additional paid-in capital		1,240.1	279.4	44.0
Consolidated reserves		179.9	413.6	343.0
Translation adjustments		(31.7)	(36.2)	3.8
Net income for the period		10.5	(169.0)	70.8
Other Shareholders’ equity (**)		—	—	234.8

Shareholders’ equity — Group Share		1,465.8	535.7	740.5
Minority interests	v	52.7	48.2	43.6

Total Shareholders’ equity		1,518.5	583.9	784.1

Provisions for contingencies and losses	s	843.3	239.4	266.6

Borrowings	t	957.1	790.2	862.1
Trade accounts payable	u	577.4	236.5	342.8
Other liabilities, accruals and deferred income	r	1,075.7	622.1	602.2

Total Liabilities		2,610.2	1,648.8	1,807.1

Total Liabilities and Shareholders’ equity		4,972.0	2,472.2	2,857.8

(*)	See Notes to the consolidated financial statements

(**)	On December 31st , 2002 the ORA bonds issued in consideration for the acquisition of KPMG Consulting in the United Kingdom were included in Shareholders’ equity.

Atos Origin Annual Report 2004	2

14.1.4 Consolidated Cash Flow Statement

(in EUR millions)

		Period	Period	Period
		ended	ended	ended
		Dec 31st ,	Dec 31st ,	Dec 31st ,
		2004	2003	2002
		(Not audited)	(Not audited)
Net income Group Share		10.5	(169.0)	70.8
Amortization of goodwill		117.1	283.1	38.4
Depreciation of tangible and intangible assets		149.9	102.3	125.1
Net charge for operating depreciation and provisions		(94.6)	(5.2)	(2.1)
Net charge for financial depreciation and provisions		(10.7)	4.2	10.5
Net charge for exceptional provisions		(22.2)	(47.1)	(23.6)
Net losses (gains) on disposals of fixed assets and acquisition costs		(0.6)	(4.1)	(6.1)
Equity affiliates and minority interests		7.5	11.3	11.4
Deferred taxes		14.0	(13.0)	18.2

Net cash from operations before change in working capital	a	170.9	162.5	242.6
Reduction in working capital	b	74.1	79.5	51.2

Net cash from operating activities		245.0	242.0	293.8

Purchase of tangible and intangible assets	c	(137.4)	(70.0)	(102.3)
Proceeds from disposals of tangible and intangible assets	d	37.4	3.5	62.3

Net Operating Investments		(100.0)	(66.5)	(40.0)

Financial investments and business combination related investment	e	(585.7)	(11.0)	(478.4)
Cash and cash equivalents of companies purchased during the year	f	102.7	0.0	25.6
Proceeds from disposals of financial investments	g	183.7	26.7	45.4
Cash and cash equivalents of companies sold during the year	h	(5.8)	(2.9)	(0.5)

Net Financial Investments		(305.1)	12.8	(407.9)

Net Cash used in investing activities		(405.1)	(53.7)	(447.9)

Common stock issues	i	4.1	4.4	9.1
Dividends paid to minority shareholders of subsidiaries	j	(3.7)	(6.0)	(11.3)
New loans		1,037.4	25.7	634.1
Repayments of long and medium-term borrowings		(916.4)	(106.7)	(228.2)

Net cash from financing activities		121.4	(82.6)	403.7

Increase (Decrease) in cash and cash equivalents	q	(38.7)	105.7	249.6

Opening cash and cash equivalents		524.2	421.9	176.5
Increase (decrease) in cash and cash equivalents		(38.7)	105.7	249.6
Impacts of exchange rate fluctuations on cash and cash equivalents		(19.4)	(3.4)	(4.2)

Closing cash and cash equivalents		466.1	524.2	421.9

Opening net debt		(266.0)	(440.3)	(235.2)
New loans		(1,037.4)	(25.7)	(634.1)
Repayments of long and medium-term borrowings		916.4	106.7	228.2
Increase (decrease) in cash and cash equivalents	q-f-h	(135.6)	108.6	224.5
Net long and medium-term debt of companies purchased during the period	k	64.9	0.0	(14.3)
Net long and medium-term debt of companies sold during the period	l	(5.4)	(2.9)	(0.0)
Impact of exchange rate fluctuations on net long and medium-term debt	m	(19.2)	(4.8)	(2.0)
Profit-sharing amounts payable to French employees transferred to debt	n	(8.7)	(7.6)	(7.5)

Closing net debt		(491.0)	(266.0)	(440.3)

(in EUR millions)

		Period	Period	Period
		ended	ended	ended
		Dec 31st ,	Dec 31st ,	Dec 31st ,
		2004	2003	2002
		(Not audited)	(Not audited)
Cash from operating activities before reorganization & FVA	a-o-p	327.4	267.8	331.2
Reduction in working capital	b	74.1	79.5	51.2

Net cash from operating activities before reorganization & FVA		401.5	347.3	382.4
Purchase of tangible and intangible assets	c	(137.4)	(70.0)	(102.3)

Net cash from operations before reorganization & FVA		264.1	277.3	280.1
Reorganization, rationalization and integration	o	(141.9)	(96.3)	(73.1)
Fair value adjustments (FVA)	p	(14.6)	(9.0)	(15.5)
Proceeds from disposals of tangible and intangible assets	d	37.4	3.5	62.3
Other changes	i+j+m+n	(27.5)	(14.0)	(11.7)

Net cash before net financial investments		117.5	161.5	242.1
Financial investments	e+k	(520.8)	(11.0)	(492.7)
Proceeds from disposals of financial investments and net debt sold	g+l	178.3	23.8	45.4

Net financial investments		(342.5)	12.8	(447.2)

Net cash flow		(225.0)	174.3	(205.1)

Opening net debt		(266.0)	(440.3)	(235.2)

Closing net debt		(491.0)	(266.0)	(440.3)

Atos Origin Annual Report 2004	3

14.1.5 Consolidated statement of changes in shareholders’ equity

(in EUR millions)

	Number					Net
	of shares					income
	at period		Addit.			for	Other	Equity,
	end	Common	paid-in	Consolidated	Translation	the	Shareholders’	Group
	’000s	Stock	capital	reserves	Adjustments	period	equity	share
At December 31st, 2002	44,056	44.1	44.0	343.0	3.8	70.8	234.8	740.5

* Common stock issues for cash	157	0.1	4.3					4.4
* Translation adjustments					(40.0)			(40.0)
* Prior period net income				70.8		(70.8)		0.0
* Net Income for the period						(169.0)		(169.0)
* Other				(0.2)				(0.2)
* ORA bonds	3,657	3.7	231.1				(234.8)	0.0

At December 31st, 2003 (Not audited)	47,870	47.9	279.4	413.6	(36.2)	(169.0)	0.0	535.7

* Common stock issues for cash	19,069	19.1	960.7					979.8
* Translation adjustments					4.5			4.5
* Prior period net income/(loss)				(169.0)		169.0
* Net Income for the period						10.5		10.5
* Change in accounting policy (**)				(64.7)				(64.7)

At December 31st, 2004 (Not audited)	66,938	66,9	1,240.1	179.9	(31.7)	10.5	0.0	1,465.8

(**)	See paragraph on pensions in the notes to the consolidated financial statements

14.1.6 Segment information

Information by service line

(in EUR millions)

		Period ended
	Period ended	Dec 31st, 2003	Period ended	Period ended
	Dec 31st, 2004	Pro forma (*)	Dec 31st, 2003	Dec 31st, 2002
	(Not audited)	(Not audited)	(Not audited)
Consulting & Systems Integration
Revenue	2,537	2,706	1,453	1,418
Income from operations	192.2	160.5	82.1	81.9
% margin	7.6%	5.9%	5.7%	5.8%
Tangible and intangible assets	70.3		55.4	46.3
Year-end number of employees	24,938	26,345	14,605	16,337
Managed Operations
Revenue	2,765	2,699	1,582	1,625
Income from operations	264.1	267.9	198.7	213.6
% margin	9.6%	9.9%	12.6%	13.1%
Tangible and intangible assets	285.4		124.2	197.9
Year-end number of employees	21,447	19,548	11,773	12,166
Corporate
Income from operations	(71.5)	(109.9)	(33.0)	(30.0)
% margin	–1.3%	–2.0%	–1.1%	–1.0%
Tangible and intangible assets	5.3		3.5	5.3
Year-end number of employees	199	200	95	99

Total Group
Revenue	5,302	5,405	3,035	3,043
Income from operations	384.8	318.6	247.8	265.6
% margin	7.3%	5.9%	8.2%	8.7%
Tangible and intangible assets	361.0		183.1	249.5
Year-end number of employees	46,584	46,093	26,473	28,602

(*) See notes regarding unaudited pro forma information

Atos Origin Annual Report 2004	4

Information by geographical area

(in EUR millions)

		Period ended
	Period ended	Dec 31st, 2003	Period ended	Period ended
	Dec 31st, 2004	Pro forma	Dec 31st, 2003	Dec 31st, 2002
	(Not audited)	(Not audited)	(Not audited)
France
Revenue	1,410	1,445	1,050	1,086
Income from operations	121.1	116.4	113.2	116.2
% margin	8.6%	8.1%	10.8%	10.7%
Tangible and intangible assets	97.3		85.9	106.1
Year-end number of employees	12,489	12,347	7,894	8,685

United Kingdom
Revenue	1,222	1,133	331	238
Income from operations	117.5	90.0	15.7	12.9
% margin	9.6%	7.9%	4.7%	5.4%
Tangible and intangible assets	35.8		5.4	5.5
Year-end number of employees	6,658	6,743	1,847	2,139

The Netherlands
Revenue	983	967	961	913
Income from operations	125.4	114.9	114.3	124.2
% margin	12.8%	11.9%	11.9%	13.6%
Tangible and intangible assets	39.2		58.0	95.5
Year-end number of employees	8,321	8,468	8,424	9,019

Other EMEA (**)
Revenue	1,266	1,291	561	610
Income from operations	73.1	66.4	31.8	28.6
% margin	5.8%	5.1%	5.7%	4.7%
Tangible and intangible assets	156.6		24.3	27.6
Year-end number of employees	14,136	13,554	6,036	6,319

Americas
Revenue	280	386	77	132
Income from operations	9.4	12.3	0.5	7.8
% margin	3.4%	3.2%	0.7%	5.9%
Tangible and intangible assets	9.8		1.7	3.3
Year-end number of employees	2,714	2,768	1,014	1,210

Asia Pacific
Revenue	141	182	55	63
Income from operations	9.8	28.5	5.2	5.8
% margin	7.0%	15.7%	9.4%	9.2%
Tangible and intangible assets	17.0		4.3	6.2
Year-end number of employees	2,067	2,013	1,163	1,131

Corporate
Income from operations	(71.5)	(109.9)	(33.0)	(30.0)
% margin	-1.3%	-2.0%	-1.1%	-1.0%
Tangible and intangible assets	5.3		3.5	5.3
Year-end number of employees	199	200	95	99

Total Group
Revenue	5,302	5,405	3,035	3,043
Income from operations	384.8	318.6	247.8	265.6
% margin	7.3%	5.9%	8.2%	8.7%
Tangible and intangible assets	361.0		183.1	249.5
Year-end number of employees	46,584	46,093	26,473	28,602

(*)	See notes regarding unaudited pro forma information

(**)	Other European countries, Middle-East and Africa.

Atos Origin Annual Report 2004	5

14.1.7 Scope of consolidation

The major changes to the scope of consolidation during the period were as follows:

14.1.7.1 Acquisition

On January 22nd, 2004, the acquisition of Sema Group was approved at an Extraordinary General Meeting of the shareholders of Atos Origin. The acquisition was completed on January 29th, 2004 and Sema Group has been consolidated since January 1st, 2004, the date from which Atos Origin took effective control of the company (see note j to the consolidated financial statements). A combined pro forma Income Statement relating to this acquisition is shown in note a to the consolidated financial statements.

14.1.7.2 Disposals

On June 30th, 2004 Atos Origin disposed of Convergent, a US-based company that specializes in providing logistical advice. Revenue for the 6 months to June 30th, 2004 was EUR 4.5 million.

On July 23rd, 2004 the Group disposed of its US energy management company known as Cellnet, sometimes referred to as Real Time Energy Management. Cellnet’s proprietary technology enables utility companies to monitor energy consumption in real time. Revenue for the 7 months to July 31st, 2004 was EUR 74.6 million and the business employed approximately 400 staff.

On August 3rd, 2004 the Group disposed of Priority Call Management, a US-based company specializing in intelligent network applications for telecommunications services providers. Revenue for the 7 months to July 31st, 2004 was EUR 5.9 million.

The disposal of the three above-mentioned businesses had no impact on the Group consolidated Income Statement.

On October 20th, 2004 the Group disposed of Atos Origin Australia. Revenue for the 9 months to September 30th, 2004 was EUR 12.3 million.

On December 31st, 2004 the Group disposed of Atos Origin IT Services Peru. Revenue for the 12 months of 2004 was EUR 2.0 million.

14.1.8 Net assets held for sale as of December 31st, 2004

On January 28th, 2005 Atos Origin sold its Swedish company, PA-Konsult, which specializes in consulting and integration of human resources and payroll solutions. Revenue in 2004 was EUR 11.1 million.

The assets and liabilities being disposed of have been incorporated in two lines of the consolidated balance sheet, as net assets and liabilities under disposal, and valued at their net disposal value in accordance with IFRS 5.

Current income from PA-Konsult for the year is included in Group income. No gain related to the disposal of the assets classified as held for sale has been recognized in the Income Statement.

Atos Origin Annual Report 2004	6

The following table sets out the net fair value of the assets and liabilities held for disposal:

(in EUR millions)

December 31st,
2004
(Not audited)
Tangible assets	0.1
Trade and other receivables	21.6

Net assets held for sale (see note p)	21.7

Trade and other payables	(2.5)

Net liabilities held for sale (see note v)	(2.5)

Fair value of assets and liabilities under disposal	19.2

Selling price	19.2

14.1.9 Accounting Policies

With effect from January 1st, 2001, the consolidated financial statements have been prepared in accordance with French accounting rules and methods applicable to consolidated financial statements approved by the Order of June 22nd, 1999, implementing the Accounting Standards Committee Regulation CRC 99-02. The consolidated financial statements at December 31st, 2004 reflect the effects of the new accounting rules and recommendations that came into effect on January 1st, 2004 as explained below.

The National Accounting Council’s Recommendation CNC 2003-R01 of April 1st, 2003 relating to rules for accounting and evaluating retirement commitments and similar benefits.

With effect from January 1st, 2004, the Group has accounted for its retirement and related benefit commitments in accordance with the above recommendation. This recommends that actuarial deficits not yet recognized in the consolidated financial statements at December 31st, 2003 should be charged against equity at January 1st, 2004. This means that the Group has been in alignment with the recommendations of IFRS 1 since the start of 2004.

The application of this recommendation resulted in an equity decrease at January 1st, 2004 of EUR 64.7 million (net of tax), representing a gross amount of EUR 93.4 million in provisions.

Rule CRC 04-03 of May 4th, 2004

This ruling removes the specific need to hold securities in an entity in order to be able to consolidate it. A Group must consolidate an entity if it has management control. The provision has been applicable from January 1st, 2004 but has not led to any increase in the group’s total assets and liabilities, compared with the rules applied previously.

As part of the preparation of the consolidated financial statements, Atos Origin has aligned itself with the provisions of certain standards established by the International Accounting Standards Board (IASB) with respect to measurement and recognition since the fiscal years 2000 and 2001. In particular, Atos Origin has aligned itself with measures prescribed for the recognition of revenue from services involving fixed price contracts based on the percentage of completion method (IAS 11), the determination of income taxes (IAS 12), the recording of property, plant and equipment (IAS 16) and leases (IAS 17), the measurement and recognition of employee benefits (IAS 19), the effects of changes in foreign exchange rates (IAS 21), the impairment of assets (IAS 36) and the recognition of provisions, contingent liabilities and contingent assets (IAS 37).

Atos Origin Annual Report 2004	7

14.1.10 Consolidation rules

Methods of consolidation

The financial statements of companies over which Atos Origin exercises exclusive control, whether directly or indirectly, are fully consolidated. The financial statements of companies in which voting rights are split between the Company and another shareholder are consolidated as follows:

–	Companies over which Atos Origin has effective control of their business operations are fully consolidated;

–	Companies over which Atos Origin exercises significant influence are accounted for using the equity method. Significant influence is assumed to exist where more than 20% of voting rights are held.

Basis of consolidation

All companies are consolidated on the basis of financial statements or accounts drawn up to December 31st and adjusted, where necessary, in accordance with Group accounting policies.

Foreign companies

The balance sheets of subsidiaries that do not use the single European currency are translated into euros at year-end rates of exchange and their income statements are translated at average exchange rates for the year. The impact of exchange rate movements on the balance sheet and net income for the year is taken to shareholders’ equity as a translation adjustment (IAS21).

Review of the “value in use” of long-term assets

Since the financial year 2002, long-term assets (property, plant and equipment, intangible assets and goodwill) are adjusted to their “value in use” when significant adverse changes are identified indicating that the value in use of an asset appears to be lower than its net carrying amount on a long-term basis. Such events include significant adverse long-term changes affecting the economic environment and the assumptions made, and commercial objectives chosen, at the date of acquisition.

The Group assesses the value in use of long-term assets within geographic areas (countries) representing cash generating units, which reflects the operational organization and the way in which capital employed is managed in the group. Value in use is determined using the discounted cash flow (DCF) method, in accordance with the following principles:

–	Using after-tax cash flows from the 2005 budget and the subsequent 3-year plan as prepared by country managements, after review by the Group Finance Division and approval by the Management Board,

–	Using an interest rate corresponding to the mean weighted cost of capital of the Atos Origin group,

–	Using a terminal value calculated by taking the final period of the business plan and projecting it to infinity, without taking into account a perpetual growth rate

Value in use is determined by adding the revised flow for the 4-year forecasting period and the revised terminal value. Value in use is then compared to the contribution value to the consolidated long-term asset balance sheet for each country. If depreciation appears necessary, the impairment charge is equal to the difference between the net book value and the value in use.

For goodwill, in addition to future economic benefits, value in use takes into account the benefits expected from acquisition, such as the synergies resulting from the integration of the acquired enterprise with the Group’s activities and the enterprise’s strategic value for the Group. The Group is therefore in line with the provisions of IAS 36.

Atos Origin Annual Report 2004	8

Business combinations

Depending on specific legal and tax circumstances, business combinations may be accounted for as an asset purchase — as in the case of some outsourcing contracts — or as a share purchase. When combining businesses, the identifiable assets and liabilities are valued in accordance with French accounting standards and in line with IFRS 3. The difference between the acquisition cost and the fair value of the identifiable assets and liabilities acquired is recorded as “Goodwill” for companies consolidated by global or proportional integration, and as “Equity investments” for companies over which the Group exerts significant influence.

In a partial transfer of shares in companies consolidated by global or proportional integration, the cost price of the asset transferred includes the quota of goodwill that is attributable to the transferred shares, whether the transfer occurs by way of exchange or dilution.

Goodwill

Goodwill represents that portion of the difference between the cost of an investment and the Group’s share in the adjusted net assets of the company acquired as of the date of acquisition, not allocated to fair value adjustments. Goodwill is amortized on a straight-line basis over the estimated period of benefit, not exceeding 20 years.

In accordance with accounting rules in force and pursuant to the COB Recommendation of January 1988 (Monthly Bulletin No. 210), Atos Origin has applied against shareholders’ equity an appropriate proportion of goodwill arising in connection with business combinations. In particular, this was the case with the acquisition of Origin, in connection with which EUR 181 million was applied against share premium. If this goodwill had not been applied against the share premium account, the transaction would have generated an annual amortization expense of EUR 9.0 million.

Effective date of acquisitions and disposals

The consolidated income statement includes the results of companies acquired during the financial year, commencing from the date on which control changed. Disposals have been included up until the end of the month closest to the date on which the sale was completed.

Research and development expenditure

Research and development expenditure in respect of specific applications or products is expensed in the period in which it is incurred.

Other intangible fixed assets

Other intangible fixed assets include software acquired by the Group and amortized on a straight-line basis over periods specific to each acquisition, subject to a maximum of five years. The cost of software developed for internal or commercial use is generally expensed in the period in which it is incurred. However, it may be capitalized within intangible fixed assets when the required conditions are satisfied, including sustainable future profitability. Only costs incurred during the software production phase are capitalized. Costs incurred during design, user configuration and follow-up phases are expensed in the period.

It should be noted that, at December 31st, 2004 the main intangible assets that conform to the definition in the IAS 38 standard, are upfront payments in respect of new outsourcing contracts.

During the fair value review of newly acquired contracts, the upfront payment paid in the context of a business combination may be recognized as an intangible asset, separate from the remaining goodwill relating to contract acquisition. This rule has been applied in 2004 for the new outsourcing contracts with KardstadtQuelle and E Plus. The Group considers that there is no foreseeable limit to the period of cash inflows. Thus, the asset is not amortised but is subject to an annual impairment test.

Atos Origin Annual Report 2004	9

The Group holds a number of patents but has not granted any licenses in respect thereof. The Group incurs license fees in respect of licenses granted to it. These fees are recorded in the Income statement as operating costs and expenses.

Tangible fixed assets

Tangible fixed assets are recorded at acquisition cost, net of any interest expenses. They are depreciated on a straight-line or reducing-balance basis over the following expected useful lives:

– Buildings	20 years
– Fixtures and fittings	5 to 10 years
– Computer hardware	3 to 5 years
– Vehicles	4 years
– Office furniture and equipment	5 to 10 years

Assets acquired under operating lease contracts are not capitalized. Assets acquired under finance lease contacts are capitalized and the corresponding borrowing recorded as a liability in the balance sheet. The accounting policy adopted by the Group is consistent with IAS 17.

Investments

Non-consolidated participating interests are stated at the lower of acquisition cost and fair value. Fair value corresponds to fair value to the Group, taking into account the Group’s share of adjusted net worth and the profitability prospects of the investment entity. A provision for impairment is recorded where the fair value of an investment falls below its acquisition cost.

Treasury stock

Atos Origin shares held by the parent company are charged against consolidated shareholders’ equity. The accounting treatment for these shares is attributable to the purpose of their holding. In the event of a disposal, the gain or loss and the corresponding tax impact are recorded as changes in consolidated shareholders’ equity.

Operating Receivables

Operating receivables are recorded at nominal value. They are assessed individually and, where appropriate, a provision is raised to take likely recovery problems into account.

Transferable securities

Transferable securities are recorded in the balance sheet at the lower of acquisition cost and market value. For listed securities, market value is equal to the stock market price at the fiscal year-end. SICAV units are recorded at net asset value. Unrealized capital gains are not recognized.

Provisions for contingencies and losses

Provisions for contingencies and losses are recognized in compliance with the rulings of the Comite de la Reglementation Comptable governing liabilities (CRC N° 2000-06), the application of which is mandatory for financial years beginning on, or after, January 1st, 2002.

The regulation defines a liability as an element of the asset base with a negative economic value for the entity, i.e. an obligation (legal, regulatory, or contractual) of the entity with respect to a third party for which an outflow of resources benefiting this third party is probable or certain, without any consideration expected from the third party that is at least equivalent. The accounting policy adopted by the Group is consistent with IAS 37 — “Provisions, Contingent Liabilities and Contingent Assets”.

When accounting for acquisitions, the Group makes provision for known and contingent liabilities (risks, lawsuits etc.) in the opening balance sheet. These provisions are liabilities that increase the value of acquisition goodwill.

Atos Origin Annual Report 2004	10

Up to December 31st, 2004, once the goodwill allocation period has expired, unused provisions have been released in the income statement and offset by an exceptional depreciation of goodwill, resulting in no impact within the net income. From January 1st 2005 onwards, in accordance with the IFRS rules, any unused provisions will be released through the income statement with specific related disclosure.

Provisions for employee benefits

The Atos Origin Group offers its employees various long-term benefits on retirement or conditional on their seniority in the group, including a lump sum on retirement and long-term benefits agreed during employment such as jubilees and anniversary premiums. These benefits are subject to the provisions set out hereafter:

a)	Defined Contribution schemes: these schemes do not create a future commitment for the Group other than the Group’s obligation to pay regular contributions of a fixed percentage of the employee’s salary to outside organizations. These amounts are charged to the income statement as and when they are paid to the outside organizations.

b)	Defined Benefit schemes, for which the Group has a potential on-going obligation to employees. The characteristics of these plans vary according to the legislation and regulations applicable in each country. They are financed during the employment by payments to specialist funds. An evaluation of these commitments is made at regular intervals in line with the IAS 19 standard and may result in future obligations on the Group to fund any deficit between scheme liabilities and assets. Such schemes mainly affect employees in The Netherlands and the United Kingdom.

* Determining the net commitment to be provisioned

The Group is in line with IAS 19 for evaluating retirement and similar benefits. Based on the internal rules for each plan in each of the relevant countries, independent actuaries calculate the revised value of the Group’s future obligations (“Projected Benefit Obligations”). A central actuary takes on the task of providing coordination, consistency and standardization of the actuarial parameters used. The revised value of future obligations changes annually according to the following factors:

Recurring factors

–	Increases in liabilities due to the acquisition of additional rights (“Cost of services given during the year”),

–	Increases due to the passing of the time with a one year reduction in the discounting effect (“Financial cost”),

–	Decreases linked to the exercise of rights (“Payments to beneficiaries”).

One-off factors

–	Variations due to changes in the economic assumptions (rate of inflation, interest rate, yield expected from the assets, etc.) and

–	Staffing assumptions (salary increases, staff turnover, life expectancy).

* Treatment of actuarial differences

Actuarial differences are created when the expected value of fund assets differs compared with their market value at year-end, or as a result of changes to long-term actuarial assumptions (e.g. discount rates, salary changes etc.). In the case of long-term benefits during employment (jubilees, anniversary premiums), the actuarial differences are provided for at balance sheet date.

Under the “Corridor” principle, provision is made in respect of funding deficits only when the value of scheme liabilities exceeds the value of underlying fund assets by more than 10%. The provision is made on a straight-line basis over the average remaining working lives of the employees of the scheme in question.

Atos Origin Annual Report 2004	11

* Pension and other benefit charges in the year

The charge for pension and other commitments set out above includes:

–	a charge for acquiring an additional year of benefit rights;

–	a charge for any variation of existing rights since the start of the financial year;

–	income corresponding to the yield expected from the assets;

–	a charge for amortization of negative actuarial differences as explained above;

–	a charge (or income) linked to changes to the plans or the setting up of new plans;

–	a charge (or income) linked to any reduction or liquidation of the plan.

With effect from January 1st, 2004, the Group has decided to show the financial cost and expected yield from assets as a net financial charge in the income statement.

Debt issuance costs and bond redemption premiums

Debt issuance costs are included in deferred charges and released to the income statement on a straight-line basis over the life of the loan. Bonds are recorded in liabilities as an amount corresponding to the issue proceeds and a provision is raised over the life of the loan to cover the related premiums, net of tax. A provision for the redemption premium is recognized over the life of the loan, net of tax.

The Group has decided to adopt the position expressed by the COB (former French stock exchange authority) in its 1994 Annual Report and reiterated in its recommendations for the 2002 year-end closing, which consists of providing for all redemption premiums at the closing from the time the share price falls below the discounted value of the bond redemption. This recommendation was applied from the financial year 2002 as regards the Atos Origin convertible bond issue, which matured in October 2004. No charge was recorded in the 2003 and the 2004 financial year relating to this matter.

Accounting classification of ORA bonds in the consolidated balance sheet

The bonds redeemable in shares (ORA bonds) issued by Atos Origin on the acquisition of KPMG Consulting in the United Kingdom and the Netherlands are recorded in shareholders’ equity in 2002 in accordance with French accounting rules, due primarily to the absence of any consideration for the bonds and any certainty of conversion. On August 16th, 2003, those bonds were fully converted into shares.

Financial Instruments

The Group uses various financial instruments to hedge against foreign exchange and interest rate risks. All hedging instruments are traded with leading financial institutions. Foreign exchange risks are hedged using forward contracts and currency swaps, and interest rate risks using standard interest rate swap agreements. Hedging gains and losses are matched against the loss or gain on the hedged item.

Atos Origin Annual Report 2004	12

Revenue

Revenue consists of proceeds from the sale of services and equipment carried out by fully consolidated companies in the normal course of business. The Group is therefore in line with IAS 11.

Consulting and Systems Integration revenue from fixed-price contracts is recognized in line with the technical completion of projects. Income from fixed-price contracts to develop individual applications or integrated systems is recorded over the course of several fiscal years and recognized using the percentage of completion method. Work in progress is recorded in the balance sheet under “Trade Accounts and notes receivable” and the excess of billings over costs under “Deferred income”.

Managed Operations revenue is generally based on a fixed-price agreement or variable IT work units rendered. On-line services revenue (within Managed Operations) is linked to transaction volumes and IT services rendered.

As indicated in the management report section concerning the transition to IAS/IFRS, the recognition of turnover from outsourcing contracts (including application management, infrastructure management and business process outsourcing) under IAS 11 remains subject to detailed implementation review and decisions. A working group has been set up with some of the largest groups in the IT sector in order to produce a common position on the subject, including decisions on the treatment to be applied to the costs of transition/conversion in the initial phase of outsourcing contracts. The decisions taken will be applied to financial statements for the first half of 2005.

Income from ordinary activities

Income from ordinary activities comprises the results of operations and financing transactions of the various Group business lines, and any write-downs of non-consolidated participating interests.

Non-recurring items

Non-recurring items include income and expenses relating to events or operations clearly outside the ordinary activities of the Group due to their nature, amount or unusual occurrence.

Corporate Income Tax

The tax charge recorded in the Income Statement is the total of the current and deferred tax charge.

The Group accounts for deferred tax using the liability method on all temporary differences between the book value and tax base of assets and liabilities recorded in the consolidated balance sheet, with the exception of non-deductible goodwill and the undistributed earnings of consolidated companies. The deferred tax charge is not discounted to present value. Deferred tax assets and liabilities are netted off at taxable entity level. Deferred tax assets corresponding to temporary differences, tax losses carried-forward are recognized in the accounts as deferred tax assets and a provision raised when the likelihood of realization of taxable profits at tax entity level is considered low based on available historical and forecast information. The accounting policy adopted by the Group is consistent with IAS 12 — “Income Taxes”.

Earnings per share

Earnings per share (basic and diluted) is calculated by dividing net income before and after amortization of goodwill by:

–	the weighted average number of shares outstanding during the period (basic earnings per share);

–	the weighted average number of shares outstanding during the period, plus the number of shares that could be issued as a result of the exercise in full of all convertible securities outstanding (diluted earnings per share).

Atos Origin Annual Report 2004	13

14.1.11 Foreign currency translation rates

		2004	Dec 31st , 2004	2003	Dec 31st , 2003
Country		Average rate	Closing rate	Average rate	Closing rate
Argentina (ARS)	ARS 100 = EUR	27.298	24.688	29.916	27.270
Singapore (SGD)	SGD 100 = EUR	47.623	44.920	50.830	46.620
Australia (AUD)	AUD 100 = EUR	59.241	57.277	57.592	59.517
Brazil (BRL)	BRL 100 = EUR	27.537	27.672	28.900	27.576
Chile (CLP)	CLP1000 = EUR	1.316	1.313	1.280	1.335
Columbia (COP)	COP10000 = EUR	3.057	3.047	3.101	2.881
Hong Kong (HKD)	HKD 100 = EUR	10.337	9.445	11.374	10.199
India (INR)	INR 100 = EUR	1.777	1.684	1.901	1.745
Japan (JPY)	JPY 10000 = EUR	74.427	71.608	76.413	74.047
Malaysia (MYR)	MYR 100 = EUR	21.182	19.293	23.305	20.871
Mexico (MXN)	MXN 100 = EUR	7.133	6.587	8.212	7.050
Middle-East (SAR)	SAR 100 = EUR	21.465	19.576	23.621	21.112
Peru (PEN)	PEN 100 = EUR	23.517	22.377	25.652	22.873
Poland (PLN)	PLN 100 = EUR	22.119	24.483	22.770	21.268
China (CNY)	CNY 100 = EUR	9.726	8.870	10.700	9.566
South Africa (ZAR)	ZAR 100 = EUR	12.496	13.004	11.754	12.008
Sweden (SEK)	SEK 100 = EUR	10.960	11.086	10.961	11.013
Switzerland (CHF)	CHF 100 = EUR	64.769	64.813	65.795	64.189
Taiwan (TWD)	TWD 100 = EUR	2.409	2.300	2.574	2.330
Thailand (THB)	THB 100 = EUR	2.000	1.882	2.132	1.998
Turkey (TRL)	TRL 1,000,000 = EUR	0.565	0.545	0.591	0.564
United Kingdom (GBP)	GBP1 = EUR	1.474	1.418	1.446	1.419
U.S.A (USD)	USD 100 = EUR	80.512	73.416	88.583	79.177
Venezuela (VEB)	VEB 10000 = EUR	4.304	3.823	5.459	4.986

Atos Origin Annual Report 2004	14

14.1.12 Notes to the consolidated financial statements

14.1.12.1 Notes to the consolidated income statement

a) 2003 Pro forma information

The summary pro forma information of the new Group has been prepared and communicated for informational purposes only and is not intended to represent an historic view of the new group in 2003, now or at any time in the future. It is based on historic data and intended only to facilitate an understanding of the actual combined activities of the new group compared with 2003.

Basis of preparation of 2003 Pro forma information

* Financial statements used

The activities acquired from Schlumberger are referred to as “Sema Group”. On January 22nd, 2004 Atos Origin received approval from shareholders for the acquisition of Sema Group at an Extraordinary General Meeting. The acquisition was completed on January 29th, 2004. The summary pro forma income statement of the new group, combining Atos Origin and the Sema Group, has been prepared in accordance with French accounting principles applied by Atos Origin.

This pro forma income statement is derived from:

–	The consolidated financial statements of Atos Origin as described in its 2003 Annual Report, which have been prepared in accordance with French accounting principles applied by Atos Origin, expressed in euros and reviewed by the Group’s auditors.

–	The 2003 pro forma financial statements of the Sema Group, which were prepared by Schlumberger as described hereafter, are in accordance with U.S. accounting principles applied by Schlumberger, restated by Atos Origin to comply with French accounting principles applied by the Group, converted into euros and are unaudited.

–	The combining entries relating to the Acquisition were prepared by Atos Origin, as described hereafter, and are in accordance with French accounting principles applied by Atos Origin, expressed in euros.

* Retroactivity of the acquisition and assumptions used

The 2003 pro forma income statement of Atos Origin has been adjusted to take into account the impact of the various financial operations that were part of the acquisition of the Sema Group, as if the consolidation had been performed on January 1st, 2003.

These adjustments are as follows:

–	Notional financial interest has been charged on the acquisition debt at the rate of 5% per year, including the resulting tax savings at 35,4%,

–	Amortization of the definitive Sema goodwill over 20 years, in accordance with accounting principles applied by the Atos Origin Group.

* Reclassifications and Adjustments

The following adjustments and reclassifications have been applied to the pro forma income statement of Sema Group in order to make them comparable with those of Atos Origin and to enable the Group to produce a combined pro forma income statement. The income statement has been prepared under Atos Origin accounting principles, anticipating the impact of IFRS rules, including:

–	Reclassifications & adjustments necessary to convert from US GAAP to French GAAP and IFRS

–	Adjustments to the Opening Balance Sheet under IFRS 3

–	Conversion into euros

Atos Origin Annual Report 2004	15

* Exchange rates

All figures have been converted to euros using the relevant average and closing rates of exchange applicable for the period. For income statement figures, the average rate of exchange published by the Central European Bank on December 31st, 2003 was 1 U.S. dollar ($) = EUR 0.88583

Sema Group pro forma income statement

(in EUR millions)

	Period ended December 31st, 2003
	US	Adjust	Eliminatn.	French
	GAAP	GAAP	Costs	GAAP
Revenue	2,370.0			2,370.0
Income from operations	55.5	(6.8)	22.1	70.8
Financial result	4.0	(1.7)		2.3
Non-recurring items		(47.4)		(47.4)
Tax	(17.8)	(9.7)	(4.7)	(12.8)
Equity method and minority interests	(1.0)			(1.0)

Net income before goodwill amortization	40.7	(46.2)	17.4	11.9
Goodwill amortization

Net income – Group share	40.7	(46.2)	17.4	11.9

The steps to convert the income statement received in US GAAP to the pro forma statements and Atos Origin accounting principles were as follows:

Adjustment of GAAP: to harmonize the income statement of the Sema Group with French accounting principles applied by Atos Origin, involving the elimination of specific US GAAP adjustments not applicable to, or handled differently by, Atos Origin.

Elimination of costs: to reflect the activity of the Sema Group as if it had been an independent entity during this period, including:

- The restatement of standard margin on loss making contracts,

- The reclassification in non-recurring items of restructuring costs,

- The elimination of Schlumberger specific costs (Schlumberger fees, IT support and support services).

These adjustments have been explained through the Document E, for which the Autorité des Marchés Financiers (AMF — the French Financial Markets Authority) allocated the registration number E.04-004 on January 16th, 2004.

Combined pro forma Income Statement

(in EUR millions)

	Period ended December 31st, 2003
	Atos	Sema	Acquisition
	Origin	Group	(a)	Combined
Revenue	3,035.0	2,370.0		5,405.0
Income from operations	247.8	70.8		318.6
Financial result	(26.6)	2.3	(25.3)	(49.6)
Non-recurring items	(54.9)	(47.4)		(102.3)
Tax	(40.9)	(12.8)	9.0	(44.7)
Equity method and minority interests	(11.3)	(1.0)		(12.3)

Net income before goodwill amortization	114.2	11.9	(16.3)	109.7
Goodwill amortization	(283.2)		(70.7)	(353.9)

Net income – Group share	(169.0)	11.9	(87.0)	(244.2)

Weighted average number of shares	45,458,166		19,000,000	64,458,166

EPS (b) before non-recurring items & gw amo (d)	3.36		(0.69)	2.67
Basic EPS (b) (c)	(3.72)		(0.07)	(3.79)

(a)	Adjustments required to reflect an acquisition date of January 1st, 2003

(b)	Earnings per share

(c)	In EUR, based on a weighted average number of shares

(d)	Net of tax

Atos Origin Annual Report 2004	16

b) Personnel expenses

(in EUR millions)

	Period		Period		Period
	ended		ended		ended
	Dec 31st,	% of	Dec 31st,	% of	Dec 31st,
	2004	revenue	2003	revenue	2002
Wages and salaries	(2,120.2)	(40.0%)	(1,277,6)	(42,1%)	(1,265,8)
Social charges	(600.9)	(11.3%)	(354,8)	(11,7%)	(328,3)
Tax, training, profit-sharing	(57.4)	(1.1%)	(35,4)	(1,2%)	(36,2)
Net charge to provisions for pensions	16.5	0.3%	0,5	0,0%	(11,7)

Total	(2,762.0)	(52.1%)	(1,667,3)	(54,9%)	(1,642,0)

c) Analysis of staff by geographical region

Geographical region

	Year-end	Year-end	Year-end	Average	Average	Average
	number of	number of	number of	number of	number of	number of
	employees	employees	employees	employees	employees	employees
	2004	2003	2002	2004	2003	2002
France	12,489	7,894	8,685	12,403	8,467	8,657
United Kingdom	6,658	1,847	2,139	6,581	1,933	1,592
The Netherlands	8,321	8,424	9,019	8,418	8,667	8,184
Other EMEA	14,136	6,036	6,319	13,493	6,216	6,571
Americas	2,714	1,014	1,210	2,631	1,070	1,367
Asia — Pacific	2,067	1,163	1,131	2,041	1,130	1,134
Corporate	199	95	99	233	96	100

Total	46,584	26,473	28,602	45,800	27,577	27,606

d) Operating costs and expenses

(in EUR millions)

	Period		Period		Period
	ended		ended		ended
	Dec 31st,	% of	Dec 31st,	% of	Dec 31st,
	2004	revenue	2003	revenue	2002
Purchase for selling and royalties	(407.5)	(7.7%)	(241.1)	(7.9%)	(172.6)
Sub-contracting costs	(588.0)	(11.1%)	(177.8)	(5.9%)	(215.2)
Real estate	(207.3)	(3.9%)	(126.8)	(4.2%)	(136.7)
Means of production	(359.7)	(6.8%)	(161.2)	(5.3%)	(161.4)
Telecommunications	(106.5)	(2.0%)	(103.3)	(3.4%)	(117.8)
Travelling expenses	(144.8)	(2.7%)	(57.1)	(1.9%)	(81.8)
Taxes, other than corporate income tax	(30.8)	(0.6%)	(21.8)	(0.7%)	(21.4)
Other operating expenses (*)	(238.9)	(4.5%)	(132.6)	(4.4%)	(117.2)

Sub-total expenses	(2,083.5)	(39.3%)	(1,021.8)	(33.7%)	(1,024.0)

Depreciation of fixed assets	(149.9)	(2.8%)	(102.4)	(3.4%)	(125.1)
Net charge of provisions for current assets	16.4	0.3%	4.0	0.1%	4.5
Net charge to provisions for contingencies & losses	61.8	1.2%	0.7	0.0%	9.3

Sub-total depreciation and provisions	(71.7)	(1.4%)	(97.7)	(3.2%)	(111.3)

Total	(2,155.2)	(40.7%)	(1,119.5)	(36.9%)	(1,135.3)

(*) Management services, fees, advertising, company cars

e) Net financial expenses

(in EUR millions)

			Period ended	Period ended	Period ended
	Income	Expense	Dec 31st, 2004	Dec 31st, 2003	Dec 31st, 2002
Convertible bond	10.9	(12.9)	(2.0)	(1.7)	(3.8)
Long and medium-term borrowings		(33.0)	(33.0)	(22.9)	(14.1)
Lease financing (*)		(4.5)	(4.5)	(0.8)	(1.3)
Short-term financing	8.6	(6.4)	2.2	7.2	2.5

Net interest expense	19.5	(56.8)	(37.3)	(18.2)	(16.7)
Financial pension expense		(4.0)	(4.0)
Exchange gains and losses		(3.2)	(3.2)	(4.2)	(2.0)
Financial amortization and provisions	1.4	(3.1)	(1.7)	(4.2)	(8.5)
Other		(2.4)	(2.4)	0.0	(0.1)

Total	20.9	(69.4)	(48.5)	(26.6)	(27.3)

(*) Lease financing expenses increased by EUR 3.7 million due to the lease financing costs of the assets linked to Cellnet’s operations divested on July 23rd, 2004.

Atos Origin Annual Report

Average net debt increased from EUR 399 million in 2003 to EUR 671 million in 2004. Excluding the financing of Cellnet’s assets, the average cost of borrowings amounted to 5.0% compared with 4.6% in 2003.

f) Non-recurring items

Non-recurring items totalled EUR 150 million and included mainly integration costs amounting to EUR 23 million, rationalization costs amounting to EUR 15 million and staff reorganization costs amounting to EUR 110 million.

g) Corporate income tax

The notional income tax rate in 2004 was of 27.7% compared with 24.6% in 2003. After adjusting for deductible amortization of goodwill, the effective tax rate is 31.0% as compared with 29.3% in 2003. Deductible goodwill amortization expense amounted to EUR 19.7 million and relates mainly to goodwill created upon the integration of the KPN entities and KPMG Consulting in the UK.

• Net income before tax and amortization of goodwill was as follows:

(in EUR millions)

	Period ended	Period ended	Period ended
	Dec 31st. 2004	Dec 31st. 2003	Dec 31st. 2002
Net income on ordinary activities	336.3	221.2	238.3
Non-recurring items	(149.6)	(54.9)	(70.8)

Net income before tax and amortization of goodwill	186.8	166.3	167.5
Deductible amortization of goodwill	(19.7)	(26.9)	(12.7)

Theoretical tax base	167.0	139.4	154.8

Group’s tax burden	(51.7)	(40.9)	(46.9)
Group’s effective taxation rate	31.0%	29.3%	30.3%

* Current and deferred taxes

(in EUR millions)

		Period ended			Period ended			Period ended
	Dec 31st, 2004			Dec 31st, 2003			Dec 31st, 2002
	France	International	Total	France	International	Total	France	International	Total
Current taxes	(11.6)	(26.1)	(37.7)	(31.6)	(22.4)	(54.0)	(18.2)	(10.6)	(28.8)
Deferred taxes	(5.8)	(8.2)	(14.0)	(1.4)	14.5	13.1	3.4	(21.5)	(18.1)

Total	(17.4)	(34.3)	(51.7)	(33.0)	(7.9)	(40.9)	(14.8)	(32.1)	(46.9)

The deferred tax charge of EUR 14 million in 2004 was impacted by a net release of valuation allowances on deferred tax assets of EUR 9.3 million and by the announced reduction of the nominal tax rate in The Netherlands and in France for the next three years, for an amount of EUR 3.5 million.

Atos Origin Annual Report

* Effective tax rate

The difference between the standard French corporate income tax rate and the nominal tax rate was as follows:

(in EUR millions)

	Period ended	Period ended	Period ended
	Dec 31st, 2004	Dec 31st, 2003	Dec 31st, 2002
Net income before tax and after deductible goodwill amortization	167.0	139.4	154.8
French standard rate of tax	35.4%	35.4%	35.4%

Theoretical tax charge at French standard rate	(59.1)	(49.3)	(54.8)
Impact of permanent differences	1.8	(6.1)	1.1
Foreign income taxed at different rates	(0.8)	2.9	1.7
Unrecognized deferred tax assets	9.3	13.8	2.0
Others	(2.9)	(2.2)	3.1

Group tax charge	(51.7)	(40.9)	(46.9)

Effective tax rate	31.0%	29.3%	30.3%

*	Analysis of deferred tax assets by type and origin

(in EUR millions)

			Net value	Net value
			Dec 31st,	Dec 31st,
	Gross value	Provision	2004	2003
Deferred tax on losses carried forward	275.5	(217.9)	57.6	47.2
Deferred tax on timing differences, adjustments and provisions	292.9	(76.1)	216.8	34.3

Total (*)	568.4	(294.0)	274.4	81.5

(*) Net of deferred tax assets EUR 279.8 million (note p) and deferred tax liabilities EUR 5.4 million (note v)

Deferred tax assets not provided represent profits recognized in the accounts, by tax unit, in respect of probable future tax savings. Such savings are restricted to the ability of each tax unit to recover these assets in the near future. Deferred tax assets are not discounted to present value in line with IAS 12 at an individual tax unit level and certain tax units are unable to produce a reliable reversal schedule.

The Group is providing for its tax assets depending on their likelihood of utilization, which is determined from the historical financial results and the financial forecasts of the Group’s operational entities, taking into account legal restructuring in progress.

*	Tax losses carried forward are as follows

(in EUR millions)	Dec 31st. 2004	Dec 31st. 2003	Dec 31st. 2002
2003			9.2
2004		5.7	0.9
2005	0.9	1.1	2.2
2006	0.5	1.8	3.5
2007	5.5	1.3	22.1
2008	4.6	24.2
2009	293.9
Tax losses available for carry forward after more than 5 years	239.7	42.5	76.5

Ordinary tax losses carried forward	545.0	76.6	114.4

Evergreen tax losses carried forward	292.2	443.8	95.8

Total tax losses carried forward	837.2	520.4	210.2

Deferred tax on losses carried forward	275.5	150.1	60.9

Valuation allowance	(217.9)	(102.9)	(44.2)

Net deferred tax on losses carried forward	57.6	47.2	16.7

Atos Origin Annual Report

Compared to 2003, total tax losses carried forward have increased by EUR 523 million. The increase can be analyzed as follows:

•	EUR 159 million existing losses at the time of the Sema Group acquisition,

•	EUR 361 million due to the disposals in North America, of which EUR 207 million are capital losses and EUR 154 million are operating losses,

•	Decrease of EUR 226 million losses upon impairment of Atos Consulting in The United Kingdom in 2003 due to conversion into timing differences in 2004 by application of the 4% goodwill amortization regime in The United Kingdom.

The countries with the largest tax losses available for carry forward are the United States (EUR 395 million), the United Kingdom (EUR 98 million), France (EUR 61 million), Germany (EUR 59 million) and Italy (EUR 41 million).

The net value of deferred tax assets on timing differences increased from EUR 34 million to EUR 217 million, primarily due to an increase of EUR 124 million in the timing of pensions which are fully recognised in the UK Sema entities.

h) Minority interests

The minority interest share in net income is EUR 6.8 million. The most significant balances include:

•	AtosEuronext, Bourse Connect and companies in partnership with Euronext (EUR 3.4 million)

•	Atos Wordline GmbH, a German payment services specialist (EUR 1.8 million)

i) Earnings per share

The Group applies the earnings per share calculation rules described in “Accounting Principles”. Under this method it is assumed that funds received on the date of exercise of rights are invested at either the money market rate or the Group internal rate of return. Basic and diluted earnings per share were as follows:

	Period ended	Period ended	Period ended
	Dec. 31st, 2004	Dec. 31st, 2003	Dec. 31st, 2002
Net income — Group share [a]	10.5	(169.0)	70.8
Impact of the conversion of dilutive instruments	0.6	1.4	0.1

Diluted net income — Group share [b]	11.1	(167.6)	70.9

Weighted-average number of shares outstanding [c]	65,821,887	45,458,166	43,954,677

Impact of dilutive instruments
Philips Warrants			2,387,413
KPMG ORA Bonds			3,657,000
KPMG Consulting Earn-out shares		847,500	847,500
Stock subscription options (*)	1,305,081	1,448,373

Closing dilutive instruments	1,305,081	2,295,873	6,891,913

Weighted-average dilutive instruments [d]	1,651,897	2,922,267	6,891,913

Weighted-average diluted number of shares [e]=[c]+[d]	67,473,784	48,380,433	50,846,590

Earnings per share in EUR [a]/[c]	0.16	(3.72)	1.61
Diluted earnings per share in EUR [b]/[e]	0.17	(3.42)	1.39

(*)	If the exercise price is lower than the stock price at the end of the period

Atos Origin Annual Report 2004	20

14.1.12.2 Notes to the consolidated balance sheet

j) Consolidated opening balance sheet

The Group has finalized the Sema opening balance sheet by allocating the purchase price to the fair value of Sema’s identifiable assets and liabilities, in line with French and IFRS accounting standards.

The Consolidated Opening Balance Sheet at January 1st, 2004 is derived from:

-	The consolidated balance sheet statements of Atos Origin described in its 2003 Financial Report, which have been prepared in accordance with French accounting principles applied by Atos Origin, expressed in euros and audited by the Group’s auditors for the period ended December 31st, 2003.

-	The acquired assets and liabilities of the Sema Group at January 1st, 2004 prepared by Schlumberger, restated in accordance with French accounting principles applied by Atos Origin, expressed in euros.

-	Opening balance sheet adjustments to evaluate the identifiable assets and liabilities of the Sema Group at their fair value in accordance with French GAAP and IFRS rules.

-	Consolidated entries relating to the acquisition, which have been prepared by Atos Origin as described hereafter, and are in accordance with French accounting principles applied by Atos Origin, expressed in euros at the end of 2004.

Sema Group — Opening Balance Sheet at January 1st, 2004

(in EUR millions)

	Acquired	OBS	Sema		Acquired	OBS	Sema
Assets	assets	Adjust	pro forma	Liabilities	liabilities	Adjust.	pro forma
Intangible assets	22.1		22.1	Shareholders’ equity	519.6	(437.6)	82.1
Tangible assets	120.8	(6.5)	114.3	Minority interests	2.6		2.6
Financial assets	8.5	(1.1)	7.4

Total fixed assets	151.4	(7.6)	143.8	Total Equity	522.2	(437.6)	84.7
Net assets held for sale	303.4	(123.7)	179.7	Pensions	163.1	146.1	309.2
Deferred tax	104.0	66.1	170.1	Other provisions	120.0	184.8	304.6

Net working capital	174.2	(41.6)	132.6	Total Provisions	283.0	330.8	613.8

Working capital	278.2	24.5	302.7	Net debt	(72.3)		(72.3)

Total Assets	733.0	(106.8)	626.2	Total Liabilities	733.0	(106.8)	626.2

Net assets held for sale at January 1st , 2004

(in EUR million)

NET ASSETS	Acquired assets	OBS adjustments	Sema pro forma
Cellnet	284.2	(123.7)	160.5
PA-Konsult	19.2		19.2

Total	303.4	(123.7)	179.7

Working capital at January 1st , 2004

(in EUR million)

ASSETS	Acquired assets	OBS adjustments	Sema pro forma
Net deferred tax	104.0	66.1	170.1
Trade receivables	748.2	(25.2)	723.0
Trade payables	(208.9)		(208.9)
Net other receivables/payables	(365.1)	(16.4)	(381.5)

Total	278.2	24.5	302.7

Atos Origin Annual Report 2004	21

Provisions at January 1st , 2004

(in EUR million)

	Acquired	OBS	Sema
LIABILITIES	liabilities	adjustments	pro forma
Pensions	(163.1)	(146.1)	(309.2)
Fair value adjustments	(4.5)	(6.5)	(11.0)
Reorganization	(8.0)	(3.6)	(11.6)
Rationalization	(8.7)	(37.6)	(46.3)
Project commitments	(67.2)	(72.0)	(139.2)
Litigation & contingencies	(31.5)	(65.0)	(96.5)

Total	(283.0)	(330.8)	(613.8)

Consolidated Opening Balance Sheet at January 1st , 2004

(in EUR millions)

	January 1st , 2004
	Atos	Sema
Assets	Origin	Group	Total	Acquisition	Consolidated
Goodwill	742.3		742.3	1,413.6	2,155.9
Other intangible assets	27.1	22.1	49.2		49.2
Tangible assets	156.0	114.3	270.3		270.3
Financial assets	18.3	7.4	25.7		25.7

Total fixed assets	943.7	143.8	1,087.5	1,413.6	2,501.1
Working capital net of deferred tax	64.0	132.6	196.6		196.6
Deferred tax	81.6	170.1	251.7		251.7

Working capital requirements	145.6	302.7	448.3		448.3

Assets held for sale		278.9	278.9		278.9

Total Assets	1,089.3	725.4	1,814.7	1,413.6	3,228.3

	Atos	Sema
Liabilities	Origin	Group	Total	Acquisition	Consolidated
Shareholders’ equity –Group share	535.7	82.1	617.8	909.3	1,527.1
Minority interests	48.2	2.6	50.8		50.8

Total shareholders’ equity	583.9	84.7	668.6	909.3	1,577.9
Provisions for pensions	105.2	309.2	414.4		414.4
Other provisions	134.2	304.6	438.8		438.8

Provisions for risks and losses	239.4	613.8	853.2		853.2
Net debt	266.0	(72.3)	193.7	504.3	698.0

Liabilities held for sale		99.2	99.2		99.2

Total Liabilities	1,089.3	725.4	1,814.7	1,413.6	3,228.3

k) Goodwill

An impairment test on long-term assets was carried out at December 31st, 2004 in accordance with the procedure adopted by the Group as part of its control process. This procedure, which is described in the Group’s accounting principles, is based on the discounted future net cash flow method and consists of evaluating the recoverable value of each cash-generating unit. This evaluation is conducted on the basis of underlying assumptions taken from the budget process and spread over 4 years, including reasonable growth and profitability rates. The discount rate used was 9.2% and is taken from a consensus of studies performed by financial analysts at the end of 2004. The discount rate has been applied to all cash-generating units to give an appreciation of their cash flows. As at December 31st, 2004 the recoverable amounts thus recorded are greater than the net book values and therefore no depreciation has been charged.

(in EUR million)

	Dec 31st,	Acquisitions		Disposals	Translation	Dec 31st,	Acquisitions		Disposals	Translation	Dec 31st ,
	2002	Expenses		Reversals	differential	2003	Expenses		Reversals	differential	2004
Gross value	1,194.0	35.3		(10.7)	(35.0)	1,183.6	1,416.2		(1.0)	(0.3)	2,598.6
Current amortization	(136.1)	(57.8)		4.8	5.2	(183.9)	(117.1)		0.6	0.9	(299.5)
Extraordinary depreciation	(28.7)	(228.8	)(*)			(257.5)	(10.9	)(**)	—	—	(268.4)

Net value	1,029.2	(251.3)		(5.9)	(29.8)	742.3	1,288.2		(0.4)	0.6	2,030.7

(*)	The extraordinary depreciation expense for the financial year 2003 of EUR 228.8 million included an impairment charge of EUR 225.3 million in respect of Atos KPMG Consulting in the United Kingdom.

(**)	The extraordinary depreciation expense for the financial year 2004 of EUR 10.9 million relates to the release of unused provisions in the opening balance sheet for Atos Consulting in the United Kingdom and the Netherlands.

Atos Origin Annual Report 2004	22

Final goodwill of Sema Group

Pursuant to the provisions of Regulation 99-02 and to IFRS, the elements of consideration paid for the acquisition of Sema Group were valued at their fair value on January 1st, 2004, the effective date at which control was assumed, and included:

–	19.3 million shares issued by Atos Origin in favour of Schlumberger, including 0.3 million treasury stock shares, valued on the basis of the price of the shares at January 1st, 2004, which was EUR 51.35.

–	A cash consideration of EUR 400 million, reduced by the amount of a repayment made in cash by Schlumberger in May 2004 of EUR 50 million.

–	An additional amount of EUR 142 million paid in cash on the date of the closing of the acquisition, corresponding to a surplus of working capital and cash taken over at the closing date, compared with agreed levels.

–	Acquisition expenses of EUR 12 million, net of tax.

The total purchase price of EUR 1,496 million is summarized as follows:

(en EUR millions)

Value of Atos Origin shares	991
Net cash purchase price	350
Additional amount in cash	142
Acquisition expenses (net of tax)	12

Total	1,496

Goodwill of EUR 1,414 million was determined as follows:

(en EUR millions)

Acquisition price (I)	1,496
Acquired net equity of Sema Group entered into the assets of the balance sheet	520
Sema Opening balance sheet adjustments	(438)

Gross goodwill at January 1st , 2004	1,414

l) Other intangible fixed assets

(in EUR millions)

	Gross value	Amortization	Net value
December 31st, 2002	109.7	(77.5)	32.2

Additions, Charges	11.4	(12.7)	(1.3)
Disposals, Reversals	(9.8)	9.3	(0.5
Changes in Group structure / Translation differences	(7.7)	4.4	(3.3

December 31st, 2003	103.6	(76.5)	27.1

Additions, Charges	24.9	(24.9)
Disposals, Reversals	(25.2)	19.1	(6.1)
Changes in Group structure / Translation differences	202.4	(95.1)	107.3

December 31st, 2004	305.7	(177.4)	128.3

Intangible assets at December 31st, 2004 mainly consisted of software acquired in order to meet internal requirements or the requirements of clients. Software developed by the Group is normally expensed during the year in which the costs have been incurred.

Changes in scope during 2004 were mainly as a result of the Sema Group acquisition and arising from up-front payments totalling EUR 83 million, in connection with new outsourcing contracts with KardstadtQuelle and E-Plus. These “up-front payments” are not amortized due to their indefinite useful life, but are instead subject to an annual impairment test

Atos Origin Annual Report 2004	23

m) Tangible fixed assets

(in EUR millions)

					Fixed	Payments
			Computer	Other	assets in	on
	Land	Buildings	hardware	assets	progress	account	Total
Gross value at Dec. 31st. 2002	1.2	115.3	479.4	124.0	3.3	0.2	723.4

Additions		7.0	32.2	5.0	(0.3)	0.1	44.0
Disposals		(8.4)	(22.4)	(11.8)			(42.6)
Changes in Group structure	(0.1)	(1.4	(20.7)	(3.6)	(2.6)	(0.2)	(28.6)

Gross value at Dec. 31st. 2003	1.1	112.5	468.5	113.6	0.4	0.1	696.3

Additions		16.8	50.2	31.9	0.5	0.1	99.5
Disposals		(8.1)	(45.9)	(45.7)	—	—	(99.7)
Changes in Group structure	2.5	54.5	133.2	156.8	8.4	(0.1)	355.2

Gross value at Dec. 31st. 2004	3.6	175.7	606.0	256.7	9.3	(0.1)	1,051.3

Accumulated depreciation at
Dec. 31st. 2002	0.0	(49.0)	(365.8)	(91.3)	0.0	0.0	(506.1)

Charge		(14.6)	(67.7)	(13.2)			(95.5)
Release		6.0	20.3	11.2			37.5
Changes in Group structure		2.5	18.9	2.5			23.9

Accumulated depreciation at						0.0	(540.3)
Dec. 31st. 2003	0.0	(55.1)	(394.3)	(90.8)	0.0	0.0	(540.3)

Charge		(20.0)	(73.1)	(31.9)			(125.1)
Release		5.4	40.2	44.5			90.1
Changes in Group structure		(27.5)	(89.7)	(126.0)			(243.3)

Accumulated depreciation at
Dec. 31st. 2004	0.0	(97.3)	(516.9)	(204.3)	0.0	0.0	(818.6)

Net Value at Dec. 31st , 2004	3.6	78.4	89.0	52.4	9.3	0.1	232.8

n) Investments

Investments of EUR 26.2 million include securities accounted for through the equity method and non-consolidated interests amounting to EUR 1.7 million, and loans, deposits and guarantees (primarily linked to property rentals) of EUR 24.5 million.

o) Trade accounts and notes receivable

(in EUR millions)

	Dec 31st	Dec 31st	Dec 31st
	2004	2003	2002
Gross value of trade receivables	1,569.0	788.9	908.0
Provision for doubtful debts	(46.5)	(34.2)	(36.1)

Net asset value	1,522.5	754.7	871.9
Prepayments	(23.0)	(86.8)	(87,2)
Deferred income and amounts due to customers	(306.2)	(106.0)	(66.0)

Net accounts receivables at December 31st	1,193.3	561.9	718.7

Number of days’ revenue outstanding	64	57	68

Atos Origin Annual Report 2004

p) Other receivables, prepayments and accrued income

(in EUR millions)
	Dec. 31st, 2004	Dec. 31st, 2003	Dec. 31st, 2002
Assets held for sale	21.7
Recoverable VAT	37.3	33.2	56.3
Tax-related assets (carry back, minimum tax charge, tax credits)	66.8	28.4	43.7
Deferred tax assets	279.8	89.9	77.4
Amounts receivable on disposals of tangible assets and investments	2.4	5.2	5.9
Other receivables	67.9	34.2	25.2
Prepayments and accrued income	89.5	58.8	55.7

Total	565.4	249.7	264.2

q) Common stock

	Number	Par
	of shares	Value	Total
			(in EUR thousands)
Common stock at December 31st , 2002	44,055,676	EUR 1	44,055.7
Common stock at December 31st , 2003	47,869,633	EUR 1	47,869.6

Common stock at December 31st , 2004	66,938,254	EUR 1	66,938.3

Capital increases took place as follows:

		Number of	Impact on	Impact on
Dates of the Management Board Meeting	Nature of the capital increase	issued shares	share capital	share premium
			(in EUR millions)
January 22nd , 2004	Sema acquisition	19,000,000	19.0	854.1
March 31st , 2004	Exercise of options	47,186	0.05	1.6
June 30th , 2004	Exercise of options	12,820	0.01	0.6
September 30th , 2004	Exercise of options	1,320		0.03
December 31st, 2004	Exercise of options	7,295		0.2

Total at December 31st , 2004		19,068,621	19.1	856.5

r) Minority interests

Minority interests in shareholders’ equity totalled EUR 52.7 million. The most significant interests were:

– AtosEuronext, Bourse Connect and companies in partnership with Euronext: EUR 40.3 million

– Atos Worldline GmbH a German payment specialist company: EUR 5.6 million

s) Provisions for contingencies and losses

(in EUR millions)

						Sema	Sema	Jan. 1st,
		Other				Jan. 1st	adjust	2004	Other
	2002	(a)	Charge	Release	2003	2004	OBS	combined	(a)	Charge	Release	2004
Fair value adjustment	22.4	1.1	2.7	(8.8)	17.5	4.5	6.5	28.5	(0.2)	—	(14.7)	13.6
Reorganization	49.6	(1.9)	16.1	(41.2)	22.6	8.0	3.6	34.2	(0.3)	81.7	(64.5)	51.1
Rationalization	9.8	15.5	0.6	(6.1)	19.7	8.7	37.6	66.0	(5.9)	10.4	(20.2)	50.3
Projects commitments	12.4	20.2	3.9	(8.2)	28.3	67.2	72.0	167.5	(11.4)	7.2	(63.0)	100.3
Litigation & contingencies	63.0	—	3.6	(20.4)	46.1	31.5	65.0	142.6	1.4	10.1	(40.9)	113.3
Pensions	109.4	(3.8)	33.2	(33.6)	105.2	163.1	146.1	414.4	112.3	69.9	(82.0)	514.7

Total provisions	266.6	31.0	60.1	(118.3)	239.4	283.0	330.8	853.2	95.9	179.3	(285.3)	843.3

(a)	The “Other” column comprises adjustments to the opening balance sheet, changes in Group structure, translation differences and changes in accounting policy for pensions in 2004.

Atos Origin Annual Report 2004	25

* Fair value adjustment

(in EUR millions)

						Sema	Sema	Jan. 1st,
		Other				Jan. 1st,	adjust	2004	Other
	2002	(a)	Charge	Release	2003	2004	OBS	combined	(a)	Charge	Release	2004
Fair value adjustment	22.4	1.1	2.7	(8.8)	17.5	4.5	6.5	28.5	(0.2)	—	(14.7)	13.6

(a) Adjustments to goodwill & translation differences, changes in group structure.

Fair value adjustment provisions consist mainly of commitments for software licences that are in excess of the Group’s commercial requirements, taken over upon the acquisitions of Origin and Sema Group.

* Reorganization

(in EUR millions)

						Sema	Sema	Jan. 1st,
		Other				Jan. 1st,	adjust	2004	Other
	2002	(a)	Charge	Release	2003	2004	OBS	combined	(a)	Charge	Release	2004
Reorganization	49.6	(1.9)	16.1	(41.2)	22.6	8.0	3.6	34.2	(0.3)	81.7	(64.5)	51.1

(a) Adjustments to goodwill & translation differences, changes in group structure.

Reorganization provisions at December 31st, 2004 include provisions for restructuring within Atos Origin and Sema Group prior to January 1st, 2004 and new provisions charged through the income statement in 2004 to cover the cost of the merger integration reorganisation plan.

* Rationalization

(en EUR millions)

						Sema	Sema	Jan. 1st,
		Other				Jan. 1st,	adjust	2004	Other
	2002	(a)	Charge	Release	2003	2004	OBS	combined	(a)	Charge	Release	2004
Rationalization	9.8	15.5	0.6	(6.1)	19.7	8.7	37.6	66.0	(5.9)	10.4	(20.2)	50.3

(a) Adjustments to goodwill & translation differences, changes in group structure.

Rationalization provisions at December 31st, 2004 include provisions to cover the rationalization of premises and data processing facilities in Atos Origin and Sema Group prior to January 1st, 2004, and new provisions created in 2004 to cover merger integration rationalisation of premises, including potential dilapidations and restoration in respect of empty space identified by Sema Group before the merger.

* Project commitments

(in EUR millions)

						Sema	Sema	Jan. 1st,
		Other				Jan. 1st,	adjust	2004	Other
	2002	(a)	Charge	Release	2003	2004	OBS	combined	(a)	Charge	Release	2004
Projects commitments	12.4	20.2	3.9	(8.2)	28.3	67.2	72.0	167.5	(11.4)	7.2	(63.0)	100.3

(a) Adjustments to goodwill & translation differences, changes in group structure.

* Litigation & contingencies

(in EUR millions)

						Sema	Sema	Jan. 1st,
		Other				Jan. 1st,	adjust	2004	Other
	2002	(a)	Charge	Release	2003	2004	OBS	combined	(a)	Charge	Release	2004
Litigation & contingencies	63.0	—	3.6	(20.4)	46.1	31.5	65.0	142.6	1.4	10.1	(40.9)	113.3

(a) Adjustments to goodwill & translation differences, changes in group structure.

Provisions for litigation and contingencies include tax contingencies (EUR 45 million) and provision for potential litigation and various other smaller identified claims. A substantial proportion of notified claims have been specifically warranted by Schlumberger, including defence costs. The action plan implemented during preceding years (including through insurance-incentives and the promotion of service quality) will help achieve further reductions in the number and value of claims and litigation.

Atos Origin Annual Report 2004

* Pensions

(in EUR millions)							Sema
						Sema	OBS	Combined
	Dec 31st,	Other			Dec 31st,	Jan 1st,	Jan 1st,	Jan 1st,	Other			Dec. 31st,
	2002	(a)	Charge	Release	2003	2004	2004	2004	(a)	Charge	Release	2004
Pensions	109.4	(3.8)	33.2	(33.6)	105.2	163.1	146.1	414.4	112.4	69.9	(82.0)	514.7

- Situation at January 1st, 2004

Atos Origin’s commitments under defined benefit pension schemes at January 1st, 2004, including the integration of Sema Group was as follows:

(in EUR millions)	Dec 31st,
	2003			January 1st, 2004		Sema
	Atos Origin	KPN & AC	Measurt	Reallocation	Total	Group	Combined
Total commitments	(723.3)	(170.2)	(3.6)	(4.4)	(901.5)	(886.3)	(1,787.8)
Fair value of plan assets	557.8	122.1	0.4		680.3	577.1	1,257.4

Funded status	(165.5)	(48.1)	(3.2)	(4.4)	(221.2)	(309.2)	(530.4)

Prepayments	(5.8)				(5.8)		(5.8)
Reallocation				4.4	4.4		4.4
Provisions	57.1	48.1			105.2	309.2	414.4
Financial debt	24.0				24.0		24.0

Net amount recognized in	75.3	48.1	0.0	4.4	127.8	309.2	437.0
the balance sheet

Unrecognized deficit	(90.2)	0.0	(3.2)	0.0	(93.4)	0.0	(93.4)

Provision for the funding deficits of defined benefit schemes in Atos Origin at December 31st, 2003 amounted to EUR 57 million. Some of the funds relating to schemes for KPN and Atos Consulting staff in The Netherlands had not been received at December 31st, 2003 and were therefore shown as a provision liability at that date. The funds were transferred to Atos Origin in 2004. The sum of these two items amounted to EUR 105 million at December 31st, 2003.

At December 31st, 2003, the value of scheme liabilities/commitments and the value of fund assets were based on calculation methods set out in IAS19. For the requirements of the first application of the preferred French standard, the Atos Origin group proceeded to revise these amounts. This revised assessment of Atos Origin provisions has been made at January 1st, 2004 for EUR 3 million.

A reallocation in employee related liabilities of EUR 4 million was made to cover the German commitments at January 1st, 2004.

The unrecognized losses on defined benefits of Atos Origin at January 1st, 2004 of EUR 93 million has been recorded against the opening equity at January 1st, 2004. This adjustment corresponds to the change in accounting method related to the non-amortization of the actuarial losses at January 1st, 2004. As a result, the opening status of provisions at January 1st, 2004 including the change of accounting method was as follows:

(in EUR millions)		Combined	Change
	Dec 31st,	Jan 1st,	Jan 1st,	Jan 1st,	Other			Dec. 31st,
	2003	2004	2004	2004	(a)	Charge	Release	2004
Pensions	105.2	414.4	93.4	507.8	19.0	69.9	(82.0)	514.7

Atos Origin Annual Report 2004

The opening pension provision at January 1st, 2004 excluded EUR 24 million which was classified as financial debt in the balance sheet of Atos Origin at December 31st, 2003. A plan for refinancing the main Dutch pension fund was renegotiated with trustee managers in 2003 and approved by the Dutch supervisory authority (PVK). In consideration for a decrease in future indexation commitments, additional contributions were to be paid into the fund by Atos Origin in 2004 and 2005. This action will restore the pension fund’s prudent funding criteria in accordance with national standards. Taking into account the fact that this commitment is certain, the related EUR 24 million contribution was reclassified at December 31st, 2003 as a financial debt instead of a provision. EUR 16.5 million was disbursed in 2004.

The category “Other” in the table above includes pension commitments taken over with the new outsourcing contracts for KardstadQuelle and E-Plus (EUR 17 million).

- Pension commitments at January 1st, 2004, by country

The Atos Origin Group’s commitments at January 1st, 2004, following the integration of Sema Group and after charging to equity in 2004 the Atos Origin (pre-Sema) actuarial deficit not recognized at December 31st, 2003, was as follows:

January 1st, 2004	The Netherlands		United Kingdom
	Atos	Sema	Atos	Sema
(in EUR millions)	Origin	Group	Origin	Group	Others	Total
Total Commitments	(642.5)	(4.2)	(158.2)	(799.5)	(183.4)	(1,787.8)
Fair value of plan assets	533.6	3.5	125.4	532.5	62.4	1,257.4

Funded status	(108.9)	(0.7)	(32.8)	(267.0)	(121.0)	(530.4)

Provisions	108.9	0.0	32.8	121.3	121.3	384.3
Sema OBS Provisions	0.0	0.7	0.0	145.7	(0.3)	146.1

Total provisions	108.9	0.7	32.8	267.0	121.0	530.4

Unrecognized gain (loss)	0.0	0.0	0.0	0.0	0.0	0.0

At January 1st, 2004, the integration of Sema Group led to a significant increase by EUR 309 million in the level of pension funding deficit, located mainly in the United Kingdom and Germany.

The most significant commitments of the Atos Origin group as a whole concern entities located in the United Kingdom (54% of group commitments) and in The Netherlands (36% of group commitments), where retirement is mainly provided through pension funds based wholly or partly on defined benefits through separate legal entities administered jointly. Their resources are provided by employer and employee contributions as well by the return obtained from the fund’s assets, generally invested in shares and bonds. The solvency of funds is reviewed by local regulators, using periodic actuarial evaluations. These are designed to ensure that the level of contributions is sufficient to guarantee the payment of future benefits. Some other group entities, especially in Germany, Italy and France operate compulsory schemes, as well as traditional indemnity plans at end of career or upon leaving service.

The funding deficit was fully covered by provisions in the accounts of Atos Origin at January 1st, 2004 and provisions of EUR 146 million were created in the opening balance sheet of Sema Group following acquisition, under the purchase accounting method.

Atos Origin Annual Report 2004	28

– Situation at December 31st, 2004 by country

The principal assumptions have been incorporated in the actuarial valuations, performed in accordance with IAS 19 recommendations, as follows:

	United Kingdom			The Netherlands			Other Euro countries
	2004	2003	2002	2004	2003	2002	2004	2003	2002
Rate of salary increase	2.50% to 3%	2.75%	3.75%	1.90%	3.35%	3.35%	2 to 3%
Expected return on plan assets	7.50%	7.70%	7.70%	7.00%	7.00%	7.00%	Not applicable
Discount rate	5.25%	5.50%	5.75%	4.75%	5.25%	5.50%	4.75%	5.25%	5.50%

The main defined-benefit plans at December 31st , 2004 were as follows:

(in EUR millions)

	The	United		Dec. 31st
	Netherlands	Kingdom	Others	2004
Total commitments	(738.4)	(1,097.3)	(209.6)	(2,045.3)
Fair value of plan assets	617.5	757.9	57.3	1,432.7

Funded status	(120.9)	(339.4)	(152.3)	(612.6)

Provisions	85.3	293.7	135.7	514.7
Financial debt	7.5			7.5

Net amount recognized in the balance sheet	92.8	293.7	135.7	522.2

Unrecognized past service cost			(8.9)	(8.9)

Unrecognized actuarial gain (loss)	(28.1)	(45.7)	(7.7)	(81.5)

Unrecognized gain (loss)	(28.1)	(45.7)	(16.6)	(90.4)

Corridor (10% of commitments) (*)	73.8	109.7	18.9
Amortization base (*)	0.0	4.3	(1.3)
Average remaining working period of employees	9.0	9.0	12.0

Forecast 2005 actuarial amortization charge	0.0	0.5	(0.5)

(*)	Corridor and amortization base are calculated on a plan by plan basis.

Plans partially or totally pre-financed through external funds (pension funds, etc,) represent a total obligation as at December 31st, 2004 of EUR 1,878 million (92% of the group’s total commitment).The assets to cover these plans are invested in shares (58%), bonds (33%) and other forms such as cash, real estate, etc. (9%).

- Change between January 1st , 2004 and December 31st , 2004

(in EUR millions)

	January 1st ,	Dec. 31st ,
	2004	2004	Total change
Total commitments	(1,787.8)	(2,045.3)	(257.5)	+14.4%
Fair value of plan assets	1,257.4	1,432.7	175.3	+13.9%

Funded status	(530.4)	(612.6)	(82.2)

Provisions	506.4	514.7	8.3
Financial debt	24.0	7.5	(16.5)

Net amount recognized in the balance sheet	530.4	522.2	(8.2)

Unrecognized gain (loss)	0.0	(90.4)	(90.4)

Total commitments have increased by 14% during the period due to a reduction in the discount rate of funds used in the United Kingdom and in The Netherlands, partially covered by a growth of 14% in the fair value of plan assets, for which the expected return was globally stable. As a result, the net unrecognized deficit on defined benefit schemes was EUR 90 million at December 31st, 2004.

Atos Origin Annual Report 2004	29

– 2004 Analysis

Analysis of amounts recorded in the Balance Sheet and the Income Statement in respect of existing plans was as follows:

(in EUR millions)

Dec. 31st 2004
Accrued expenses at the end of the year (*)	522.2

Net amount recognized in the balance sheet	522.2

Net amount recorded in the Income Statement
Current service cost	(67.0)
Interest expense	(99.7)
Expected return on plan assets	95.8
Amortization of actuarial gains/losses	(0.2)
Effect of specific events	1.4
Effect of past service cost	(0.2)

Total profit / (loss)	(69.9)

(*)	Provision before re-classification among financial payables of the EUR 7.5 million.

t) Net debt

(in EUR millions)

				Dec. 31st , 2004
				Falling due within
		Dec.	Jan 1st						5
	Dec. 31st	31st	2004		1	2	3	4	years
	2002	2003	combined	Total	year	years	years	years	or more
Bonds	(173.0)	(173.0)	(173.0)
Finance leases	(17.2)	(6.8)	(6.8)	(16.3)	(6.7)	(4.9)	(2.6)	(1.8)	(0.4)
Long-term borrowings	(636.7)	(568.9)	(568.9)	(769.3)	(162.3)	(105.1)	(100.4)	(100.3)	(301.2)
Securitization (*)				(132.8)	(132.8)
Other borrowings	(35.3)	(41.5)	(41.5)	(38.6)	(23.1)	(1.2)	(3.1)	(4.2)	(7.1)

Total Borrowings	(862.1)	(790.2)	(790.2)	(957.1)	(324.9)	(111.1)	(106.0)	(106.3)	(308.7)

Transferable securities	133.1	458.7	90.0	258.6	258.6
Cash at bank and in band	288.7	65.4	2.2	207.5	207.5

Total cash and cash	421.8	524.2	92.20	466.1	466.1

Net debt	(440.3)	(266.0)	(698.0)	(491.0)	141.2	(111.1)	(106.0)	(106.3)	(308.7)

Securitization

In March 2004, Atos Origin entered into a 5-year pan-European program with Ester Finance, a 100% subsidiary of CALYON rated by S&P and Moodies AA- and Aa2 respectively. The maximum amount financed through this program is EUR 200 million.The trade receivables from Atos Origin were from Group entities in The Netherlands, France, United Kingdom and Germany and sold on a recurring basis. Ester financed this transaction through the issuance of commercial paper rated A1P1. A subordinated deposit (made in the form of trade receivables) to the purchaser supports this level of rating. The amount of this deposit is re-calculated on a monthly basis and is a function of several ratios such as dilution, DSO’s, loss ratio, etc. At December 31st, 2004 the total trade receivables sold to Ester finance were EUR 230 millions and the subordinated deposit was EUR 97 million, resulting in a net financing for Atos Origin group of EUR 133 million. The Group has decided to keep in the balance sheet the receivables and the related debt.

Fixed- and floating-rate borrowings were as follows:

(in EUR millions)

	2004	2003	2002
Fixed-rate borrowings	(40.5)	(188.1)	(183.0)
Floating-rate borrowings	(916.6)	(602.1)	(679.1)

Total borrowings	(957.1)	(790.2)	(862.1)

Atos Origin Annual Report 2004	30

Fixed-rate financial debt primarily related to finance leases and to the French mandatory employee profit-sharing scheme. Floating-rate borrowings mainly consisted of syndicated loan and credit facilities, and overdrafts used occasionally by Group companies.

At December 31st, 2004, EUR 365 million of net debt (38% of the Group’s gross debt) was fixed or hedged rate. The Group’s policy is to hedge 50% of the floating-rate debt (syndicated loan – Tranches A and B), primarily through fixed-rate swap agreements.

All borrowings are denominated in euros.

Convertible bonds (1999-2004)

In June 1999 Atos issued a EUR 172.5 million convertible bond, represented by 1,440,501 bonds, with a nominal value of EUR 119.8 each. The bonds paid interest at 1% per year. The bonds were fully reimbursed on October 1st, 2004 at a price of EUR 131.40 each, at a total cash cost of EUR 189.3 million, of which EUR 16.8 million was redemption premium.

Structure of the new syndicated loan (2004-2009)

A new syndicated loan was partly drawn down at the end of January 2004 in order to refinance existing debt, including existing loan facilities, and to pay the cash component of the acquisition of the Sema Group and the costs and expenses linked to that acquisition.

The EUR 900 million syndicated loan is structured in three tranches as follows:

(In EUR millions)

	Amount	Maturity	Repayment
Term loan — Tranche B	400	5 years	Progressive
Term loan — Tranche A	250	5 years	At the end
Revolving loan — Tranche C	250	3 years	Progressive

Total	900

(In EUR millions)

		Repayment schedule
		2005	2006	2007	2008	2009
Term loan — Tranche B	400	(50)	(100)	(100)	(100)	(50)
Term loan — Tranche A	250					(250)
Revolving loan — Tranche C	250	(125)	(125)

Total	900	(175)	(225)	(100)	(100)	(300)

Pursuant to the terms of the syndicated loan, Atos Origin is required to comply with two covenants, which are applied on a semi-annual basis on June 30th and December 31st, and on a rolling 12-month annualized basis:

–	Atos Origin’s Consolidated Leverage Ratio (Consolidated Net Debt divided by Consolidated EBITDA) may not be greater than 1.75 for test periods up to and including December 31st, 2004, and may not exceed 1.5 thereafter.

–	Atos Origin’s Consolidated Interest Cover Ratio (Consolidated EBITA (*) divided by Consolidated Net Interest Expense) may not be less than 5.0 throughout the term of the current syndicated loan. (*) Corresponding to the Group’s income from operations.

At the end of December 2004, the Group was substantially within its borrowing convenants, with a Consolidated Leverage Ratio of 1.12 and a Consolidated Interest Cover ratio at more than 10 times in 2004.

u) Trade accounts and notes payable

(in EUR millions)

	Dec 31st	Dec 31st	Dec 31st
	2004	2003	2002
Trade payables	572.1	232.6	325.7
Amounts payable on tangible assets	5.3	4.0	17.1

Total	577.4	236.6	342.8

Atos Origin Annual Report 2004	31

v) Other liabilities, accruals and deferred income

(in EUR millions)

	Dec. 31st, 2004	Dec. 1st, 2003	Dec 1st, 2002
Liabilities held for sale	2.5
Advances and down payments received on client orders	23.0	86.8	87.2
Employee-related liabilities	295.0	175.5	176.4
Social security and other employee welfare liabilities	180.6	98.0	106.6
VAT payable	171.2	87.3	102.3
Corporate income tax payable	74.4	52.7	39.0
Deferred tax liabilities	5.4	8.3	9.7
Liabilities on acquisitions of participating interests	—	—	4.6
Miscellaneous creditors and other operating liabilities	162.7	57.3	29.3
Deferred income	160.9	56.1	47.1

Total	1,075.7	622.1	602.2

w) Off-Balance sheet commitments

Off-balance sheet commitments include all significant rights and obligations of the Atos Origin group other than those already included in the consolidated balance sheet and income statement.

In line with the Financial Security Act published in August 2003, in order to ensure that off-balance sheet commitments given or received by the group Management are exhaustive, exact and consistent, internal procedures for the identification and control of off-balance sheet commitments have been revised and implemented.

Atos Origin’s Management perform detailed reviews of all contractual obligations, financial and commercial commitments and conditional obligations. The relevant departments of the group, legal and financial in particular, perform a thorough and regular review of these commitments, which are submitted to the Management Board in accordance with the delegation of authority rules in the group.

Procedures applicable to debt instruments (syndicated loans, credit lines, etc.)

The external financing of the Group is fully centralized at Corporate level and validated by the Management Board. Before granting inter-company loans, Corporate Treasury reviews the tax and legal consequences and examines alternative options. As an exception, for group entities based in Brazil, China and Singapore, Corporate Treasury has organized a local credit facility, which is reviewed on an annual basis and renewed if appropriate.

Procedures applicable to leasing and rental commitments

The Group has issued financial instructions relating to internal investment and leasing or other forms of financing transaction. A clear distinction is made between the approval of an investment and the financing decision for the approved investment. In this instruction the scope, process and threshold for investments to be approved by the internal Investment Committee are defined. The Investment Committee is consulted for any investment that amounts to more than EUR 250,000. Investments linked to major contracts (e.g. outsourcing deals) may also require approval by the Management Board under the contract approval process.

The financing of an approved investment is a Corporate Treasury decision and is triggered by various factors, such as the type of equipment being purchased and the matching cash flows to be received from the client.

Procedures applicable to guarantees

The group has issued instructions for the review and issue of business and credit related guarantees. These instructions define the approval process, including formal approval of the Group CFO in defined

Atos Origin Annual Report 2004	32

cases. The request for approval must be sent to Corporate Legal and Corporate Treasury to review the compliance with all group policies.

For parent company guarantees (performance and financial guarantees), limits are authorised by the Supervisory Board within which the Management Board is authorised to grant guarantees. These limits are usually set for a 12-month period. For parent company guarantees exceeding a certain amount, specific authorisation must be sought from the Supervisory Board. The administration of these guarantees takes place at corporate level. At a local level, the residual value of guarantees is defined and monitored by a joint assessment of legal and finance departments on a regular basis.

All bank guarantees (bid and performance bonds, financial guarantees) require Corporate approval and the administration also takes place at Corporate level. The reconciliation of bank guarantees with the issuing bank is a local responsibility and is requested on a periodic basis. The main criteria for approval of guarantees are compliance with legal requirements and a satisfactory risk assessment of the contract with the client.

In order to avoid double counting, issued guarantees are not disclosed if the underlying commitments (e.g. lease payments for office rent) are already disclosed or the underlying commitments are already recorded in the balance sheet (e.g. as a liability).

Procedures applicable to other off-balance sheet commitments

The company has set up group legal policies that, inter alia, define the principles regarding contractual liability with clients. Specifically, procedures are in place that are aimed at maintaining the acceptance of contractual liability within a reasonable level, compared to the level of revenue and profit generated for the Group.

Any deviation from the liability limits defined in the procedures requires the approval of the Regional General Counsel and of the Management Board member in charge of the region. Moreover, deviations that are above a higher threshold are reported to the Audit Committee of the Supervisory Board on a quarterly basis.

Contractual commitments

The table below illustrates the minimum future payments for firm obligations and commitments over the coming years. The amounts indicated under the financial payable and leasing contracts are posted on the group balance sheet.

	Instalments by period
Contractual obligations	Dec. 31st			More than	Dec. 31st
EUR m.	2004	- 1 year	1 to 5 years	5 years	2003
Long term borrowings (> 5 years)	769.3	162.3	606.0	1.0	568.9
Financial leases	16.3	6.7	9.6	0.0	6.8
Sub-total — Recorded in the balance sheet	785.6	169.0	615.6	1.0	575.7
Operating leases : land, building, fittings	646.2	129.2	335.5	181.5	484.3
Operating leases : IT equipment	212.6	107.1	105.5	0.0	69.6
Operating leases : other fixed assets	91.3	39.5	51.8		76.9
Non-cancellable purchase obligations (>5 years)	58.1	28.8	29.3		36.6
Other long term obligations	0.0				0.0

Sub-total — Commitments	1,008.2	304.6	522.1	181.5	667.4

Total	1,793.8	473.6	1,137.7	182.5	1,243.1

As a matter of general policy, Atos Origin does not own office space or data processing centres. Lease agreements having a standard term provide the necessary flexibility in the Group’s organization. For IT equipment, Atos Origin focuses on the rental of desktop computers, taking into account the need to renew such equipment continuously in response to changes in technology and software. Rental agreements mainly have a term of less than 48 months. Vehicles are made available to specific employees in accordance with individual or collective contractual terms.

Atos Origin Annual Report 2004	33

Commercial commitments

(In EUR millions)

	Dec. 31st 2004	Dec. 31st 2003
Performance guarantees	499.4	115.4
Bank guarantees	127.4	2.0
Other guarantees	—	6.0
Pledges	5.0	—

Penalties and other commercial commitments	—	6.8

Total	631.8	130.2

Committed unused credit lines amounted to EUR 5.8 million at the end of December 2004.

Performance and bank guarantees increased significantly at January 1st, 2004 due to the acquisition of Sema Group. Such commitments were widely used by the acquired Group although it is Atos Origin’s policy to limit issuing performance and bank guarantees.

Subsequent to the Cellnet disposal in July 2004, Atos Origin SA still has two outstanding parent guarantees with Schlumberger in relationships with Wepco and Citicorp for a total amount of EUR 89 million, which are fully counter-guaranteed by the acquirer of Cellnet, “Cellnet Holdings Corp”.

Specific commitments

– Material share purchase commitment taken by Atos Origin:

Under a joint venture agreement signed in 2000 between the former Origin Group and Softech, a put option has been granted to Softech for the sale of its 25% ownership in Atos Origin Middle East Co Ltd (incorporated in Saudi Arabia) for a minimum price of USD 15 million.

– Material representations and warranties received :

Philips

Following the acquisition of Origin from Philips in 2000, normal representations and warranties were received by Atos Origin. Some claims were made within the scope of such representations and warranties and Philips was requested to honour the warranties. Philips and Atos Origin are still in discussion regarding such claims.

KMPG

Following the acquisition of the consulting business of KPMG in the United Kingdom, which occurred on August 16th, 2002, normal representations and warranties were received by Atos Origin. One significant item of litigation regarding a customer in the UK was within the scope of such representations and warranties and KPMG was called to honour its warranty. A settlement has been agreed after December 31st 2004 with KPMG for an amount of EUR 3 million.

Schlumberger

Material claims relating to the Sema business, including some class actions and employee related claims in the United States, have been specifically guaranteed by Schlumberger, including defense costs.

– Material representations and warranties granted :

Cellnet Holdings Corp

Following the divestment of the Cellnet meter reading business in the US, which occurred on July 23rd, 2004, normal representations and warranties were granted to Cellnet Holdings Corp. Such representations and warranties are capped at a maximum of 20% of the purchase price and are valid until the end of October 2005. As of the date of this report, no claims have been made by the purchaser.

Atos Origin Annual Report 2004	34

14.1.13 Scope of consolidation as of December 31st, 2004 (Main entities)

	Percentage	Consolidation	Percentage
	interest	method	control	Address

HOLDING COMPANY

Atos Origin SA	Consolidating parent company			18. avenue d’Alsace – 92400 COURBEVOIE
Atos Origin International SAS	100	FC	100	18. avenue d’Alsace – 92400 COURBEVOIE
Atos Origin BV	100	FC	100	Polarisaveneue 97. 2132 JH HOOFDDORP
Atos Origin International NV	100	FC	100	Imperiastraat 12. B 1930 ZAVENTEM
Competencies and Alliances (ICA)	100	FC	100	Minervastraat 7. B 1930 ZAVENTEM
Atos Origin International BV	100	FC	100	Naritaweg 52 – 1043 BZ AMSTERDAM
Seahorse Holding BV	100	FC	100	Naritaweg 52 – 1043 BZ AMSTERDAM
St Louis Ré	100	FC	100	65, avenue de la gare – L16111 LUXEMBOURG

France

A2B	66	FC	66	18. avenue d’Alsace – 92400 COURBEVOIE
SA Groupe Idée Industrie Services	100	FC	100	18. avenue d’Alsace – 92400 COURBEVOIE
Arema	95	FC	95	18. avenue d’Alsace – 92400 COURBEVOIE
Atos Euronext	50	FC	50	Palais de la Bourse. Place de la Bourse. 75002 PARIS
Atos Consulting	100	FC	100	6/8, boulevard Haussman – 75009 PARIS
Atos Origin Formation	100	FC	100	7/13. rue de Bucarest – 75008 PARIS
Atos Origin Infogérance	100	FC	100	18. avenue d’Alsace – 92400 COURBEVOIE
Atos Origin Intégration	100	FC	100	18. avenue d’Alsace – 92400 COURBEVOIE
Atos TPI	51	FC	51	18. avenue d’Alsace – 92400 COURBEVOIE
Atos Worldline	100	FC	100	18. avenue d’Alsace – 92400 COURBEVOIE
Bourse Connect	58.5	FC	58.5	4. rue de la Bourse – 75002 PARIS
Diamis	30	FC	60	18. avenue d’Alsace – 92400 COURBEVOIE
Mantis	100	FC	100	24. rue des Jeûneurs – 75002 PARIS

THE NETHERLANDS

Atos Origin IT Nederland B.V.	100	FC	100	Papendorpseweg 93, 3528 BJ UTRECHT
Atos Origin IT Systems Management Nederland BV	100	FC	100	Groenewoudseweg 1. 5621 BA EINDHOVEN
Atos Origin Telco Services	100	FC	100	Henri Dunantlaan 2. 9728 HD GRONINGEN
Atos Origin KPMG Consulting NV	100	FC	100	Rijnzathe 10, 3454 PV DE MEERN
Atos NLC Holding BV	100	FC	100	Rijnzathe 10, 34545 PV DE MEERN

E.M.E.A. (Europe – Middle East – Africa)

Germany
Atos Origin Gmbh	100	FC	100	Curiestraße 5 – D70563 STUTTGART
Atos Origin Worldline Gmbh	100	FC	100	Pascalstrasse 19 – 52076 AACHEN
Atos Origin Processing Services Gmbh	58.4	FC	58.4	Hahnstraße 25. 60528 FRANKFURT

Belgium
Atos Origin Belgium N.V.	100	FC	100	Rue de Stalle, 140 – 1180 BRUXELLES
Atos Origin Global Services SA	100	FC	100	Minervastraat 7. B 1930 ZAVENTEM

Greece
Atos Origin Hellas SA	100	FC	100	Kifissias Avenue and Gizi – 15125 ATHENS

Saudi Arabia
Atos Origin Middle East	75	FC	75	Po Box 30862 – Al Khobar 31952 – SAUDI ARABIA

Austria
Atos Origin Information Technology GmbH	100	FC	100	Triester Strasse 66. Postfach 289. A-1101 VIENNA

Spain
Atos Origin Sociedad Anonima Espanola	100	FC	100	Calle Albarra Cin 25. 28037 Madrid

Italy
Atos Origin SPA	100	FC	100	Piazza IV Novembre 3 – 20124 MILANO

Luxembourg
Atos Origin Luxembourg S.A.	100	FC	100	ZA Bourmicht – L 8070 BERTRANGE

Poland
Atos Origin IT Services SP Zoo	100	FC	100	Ul. Domaniewska 41 – 672 Warszawa
Atos Origin SP Zoo	100	FC	100	Al. Jerozolimskie 195 b 02-222 Warszawa

Portugal
Atos Origin Portuguesa (Tecnologias de Informaçao). LDA	100	FC	100	Taguspark. Ed. Inovaçao III. no. 512. 2780-920 Porto Salvo

United Kingdom
Atos Origin UK Limited	100	FC	100	1-2 Dorset Rise – London EC4Y 8EN
Atos Origin IT services UK LTD	100	FC	100	P.O. Box 14 – CW2 6DR CREWE
Atos Origin UK Holding	100	FC	100	1-2 Dorset Rise – London EC4Y 8EN
Atos KPMG Consulting	100	FC	100	1-2 Dorset Rise – London EC4Y 8EN

Atos Origin Annual Report 2004	35

	Percentage	Consolidation	Percentage
	interest	method	control	Address

Sweden
Atos Origin AB	100	FC	100	Box 757 – 851 22 SUNDSVALL

Switzerland
Atos Origin Telecom Schweiz AG	100	FC	100	Binzmühlestrasse 95, 8050 Zurich
Atos Origin (Schweiz) AG	100	FC	100	Industriestrasse 19 – 8304 Wallisellen

ASIA PACIFIC

China
Atos Origin Information Technology (Shangai) Co. Ltd.	100	FC	100	Room 1103-B4 – Pu Dong Software Park – 498 Guo Shou Jing Road – Zhang Jiang Hi-Tech. Zone – SHANGAI 201203. P.R.
Sema Group Ltd	100	FC	100	Canton Road, Tsim Sha Tsui 25-27 – KOWLON – HONG KONG
Atos Origin Hong Kong Ltd.	100	FC	100	43/F Hopewell Centre. 17 Kennedy Road. WANCHAI

India
Atos Origin India Private Ltd	100	FC	100	Unit No. 126/127. SDF IV. SEEPZ. Andheri (East). MUMBAI – 400 096
Atos Origin IT Services Private Ltd	100	FC	100	Unit No. 126/127. SDF IV. SEEPZ. Andheri (East). MUMBAI – 400 096

Malaysia
Atos Origin (Malaysia) Sdn. Bhd.	100	FC	100	5th Floor. Menara Merais. No.1. Jalan 19/3. 46300 Petaling Jaya. Selangor Darul Ehsan. West Malaysia

Singapore
Atos Origin (Singapore) Pte	100	FC	100	8 Temasek Boulevard. # 07-01 Suntec Tower Three. Singapore 038988

Taiwan
Atos Origin Taiwan Ltd.	100	FC	100	9F.. No.117. Sec 3. Ming Sheng E. Rd.. Taipei 105. TAIWAN

Thailand
Atos Origin IT (Thailand) Limited	100	FC	100	200 Moo 4. 25th Floor. Jasmine international Tower. Room No. 2502. Chaengwattana Road. Pakkret. Nonthaburi 11120. Thailand

AMERICAS

Argentina
Atos Origin Argentina S.A.	100	FC	100	Vedia 3892 P.B.. capital federal. C1430 DAL – BUENOS AIRES. Argentina

Brazil
Atos IT Servicos Do Brasil LTDAL	100	FC	100	R. Alexandre Dumas 1711 – B4717 004 SAO PAULO
Atos Origin Brasil Ltda.	100	FC	100	Rua Itapaiuna. 2434 – 2° andar- Parte. Santo Amaro. SAO PAULO

Mexico
Atos Origin Services Mexico Sa De CV	100	FC	100	Ejercito Nacional, Col Granada Piso 6 – 11528 MEXICO DF

United States of America
Atos Origin IT Services INC	100	FC	100	5599 San Felipe – 77056 HOUSTON
Atos Origin Inc.	100	FC	100	430. Mountain Avenue – MURRAY HILL NJ 0797

FC: full consolidation

Atos Origin Annual Report 2004	36